UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                               TELECOMM.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

Delaware                                    52-2191043
-------------------------------             ------------------------------------
(State or other jurisidction of             (I.R.S. Employer Identification No.)
incorporation or organization)

2600  Longhorn  Blvd.  #112                 Austin,  TX  78758
-----------------------------------------   ------------------------------------
(Address of  principal executive offices)   (City, State, Zip Code)


Issuer's  telephone  number  (512) 615-2544
                             --------------

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act.

        Title of each class            Name of each exchange on which registered

----------------------------------     -----------------------------------------

----------------------------------     -----------------------------------------


Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act.

                                     Common
                -----------------------------------------------
                                (Title of Class)

                -----------------------------------------------
                                (Title of Class)

Item 1.  Description  of  Business

Business  Development.
----------------------

TELECOMM.COM, INC., a Delaware corporation, is a company formed in 1999, with one subsidiary: CAPITAL CABLE & WIRE, INC., dba Austin Cable and Wire, a Texas corporation, incorporated in 1997.

Neither Telecomm.com nor its subsidiary Austin Cable has been involved in any bankruptcy or bankruptcy proceeding.

Through the sale of a controlling block of its stock, Telecomm.com acquired in 1999 all existing outstanding shares of Austin Cable, making Austin Cable a wholly-owned subsidiary of Telecomm.com. Austin Cable is in the business of assembling copper and fiber optic specialty cables for distribution in the United States.

In 1999, Telecomm.com also acquired all but one share of TIC Cables Electronica y Suministros, S.A. de C.V., in-corporated in Mexico in 1989, which made TIC a 99.99%-owned subsidiary of Telecomm.com. TIC is engaged in the design and integration of systems for data and telecommunications in Mexico. However, in December 2001 due to a lack of control over operations at TIC, the difficulty in the Mexican economy and excessive losses at TIC's facilities in Mexico, Telecomm.com divested itself of this erstwhile subsidiary and has returned all shares of TIC back over to its president, Jesus Aguirre.

Telecomm.com has received a going concern opinion from its auditors for the years ended 2001 and 2000, meaning substantial doubt has been raised in our auditors' eyes about Telecomm.com's ability to continue as a going concern. Telecomm.com has significantly reduced its operations in early 2001, and has incurred losses for the years ended December 31, 2001 and 2000 totaling $765,571 and $1,432,063 respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Net Revenues in 2001 were $229,814 compared to $2,234,817 in 2000.
Negative working capital for 2001 was $1,715,780 compared to $1,215,590 in 2000. Telecomm.com will require additional working capital to develop its business until Telecomm.com achieves a level of revenues adequate to generate sufficient cash flows from operations.

Business  of  Issuer.
---------------------

Telecomm.com's current business operations, which are currently done entirely through its subsidiary Austin Cable, consists of the production of specialty custom cable assemblies and harnesses for various industries. A specialty custom cable or harness assembly is a copper or fiber optic cable with connectors terminated at one or both ends. The specialty custom cable assembly industry is one which services and supplies a variety of other industries which need wire harnesses and cable assemblies for their products. The companies that require these harnesses in their products do not manufacture them personally; they often outsource them to companies such as Telecomm.com. We plan to continue in this industry and expand our market presence by both acquisition and internal growth.

Markets  in  the   domestic  U.S.  specialty  cable   assembly  industry,  which
Telecomm.com   is  participating  in,   include  data  and   telecommunications,
automotive,  health  and  medical  and  aerospace.

Austin Cable assembles both copper and fiber optic specialty custom assemblies (e.g. cat-5 patch cords and fiber optic jumpers) using American made raw materials, assembled in Mexico under the maquilladora ("factory") provisions of the North American Free Trade Agreement (NAFTA). Austin Cable has one operating assembly facility in Mexico (in San Luis Potosi, in central Mexico) and another, larger assembly facility slated to begin operations by December, 2002 located in Matamores, Mexico, just on the other side of the Rio Grande from Brownsville, Texas. Austin Cable currently sells to major U.S. data and telecommunications distributors such as Anixter, Graybar and Carlton Bates, and produces assembled cable products under private label for such companies as Time Warner Cable, RadioShack and Ideal Industries. None of the customers named above are material customers (representing more than 10% of Austin Cable's sales) and there are no material contracts in existence.

Telecomm.com plans to utilize Austin Cable's maquilladora manufacturing model and expertise to competitive advantage by acquiring and consolidating several target companies within the highly fragmented specialty custom cabling industry. This is an industry made up of numerous "mom and pop" (small, individually-owned and operated) companies - most of which have their assembly facilities in the U.S. - which may be targets for acquisition. As Austin Cable already maintains one factory (and by December, 2002, two factories) in Mexico, Telecomm.com plans to move some or all of the cable assembling operations of any successful future acquisition to Mexico.

Large corporate customers of specialty cables and harnesses often use proximity as one of the main criteria in selecting from which firms to make purchases. Telecomm.com intends to improve its market penetration by acquiring and consolidating competing assembly houses in major metropolitan areas which are in close proximity to large corporate customers. Once Telecomm.com has targeted a metro area, it plans to acquire between 2 and 5 local assembly companies and merge them into a single location in the same metro area. At that single remaining location in the metro area, Telecomm.com shall continue to maintain a sales presence, and will actively seek to keep as many of the erstwhile competitors' customers as possible, and continue to service these customers' copper and fiber optic cabling and harness needs. Keeping at least one location after acquiring 2-5 local assembly houses in each respective metro area targeted by Telecomm.com is important, as it will likely allow Telecomm.com to maintain that advantage of proximity to large corporate customers described above.

In addition to maintaining a sales presence at the single remaining location in each metro area, Telecomm.com shall also continue to maintain some of the cable and harness assembly operations which existed in the 2-5 acquired competitor asembly houses in each metro area. While most of the routine, facile cable assembly operations shall be moved to Austin Cable's facility in San Luis Potosi or to Austin Cable's new Mexican facility scheduled to begin operations in December of this year, some of the more intricate and custom-made cable and harness assemblies shall continue to be produced in the U.S. at the remaining location which Telecomm.com shall leave in each metro area.

Through acquisition and consolidation, Telecomm.com expects to inherently expand its customer base. Telecomm.com also expects to increase market penetration by providing competitive pricing from leveraging both its manufacturing capabilities in Mexico as well as its improved purchasing power. As it expands geographically, Telecomm.com expects to be well-positioned to provide enhanced services both regionally and nationally to many corporate customers.

Through acquisitions, Telecomm.com foresees: a) a marked reduction in costs by consolidating at least 2-5 competitor assembly houses in a given metro area into one remaining location for the purposes of maintaining a geographically close sales presence and assembling the more complex, intricate and custom-made cables and harnesses; and b) an even greater reduction of costs by moving all routine, facile assembly operations of all future acquisitions to facilities in Mexico.

Telecomm.com estimates that with a minimum of two acquisitions within a metro area, the consolidation will yield a profitable entity. Telecomm.com estimates that the cost savings from such a consolidation will be in excess of 25% of the total overheads of the two companies standing alone. Several of the costs associated with a single company will be eliminated once a consolidation of at least two assembly companies into a single location takes place; e.g. elimination of redundant personnel, more stable workflow and hence greater productivity, etc.

Future successful acquisitions as described above shall be made using stock, and, as necessary, cash provided by future private placement offerings pursuant to Rule 506 of Regulation D of the Securities Act of 1933, public offerings including offerings pursuant to Rule 504 of Regulation D of the Securities Act of 1933 and/or in combination with bank loans.

In an effort to maximize market penetration, Telecomm.com leverages several channels of distribution. Its routes to market include:

Direct  Sales  to  Corporate  Customers:
     Data  and  Telecommunications
          *  Category-5  patch  cables
          *  Fiber  optic  jumpers
     Automotive
          *  Custom  assembly  harnesses
     Medical
          *  Over-molding  assembly  harnesses

Current  Direct  End-User  Customers  Include:
     Lucent  Technologies
     Radio  Shack,  Inc.
     Ideal  Industries,  Inc.
     Dell  Computer,  Inc.

Wholesale  Distributors:
     Data  &  Telecommunications
          *  Category-5  patch  cables
          *  Fiber  optic  jumpers

Current  Wholesale  Distribution  Customers  Include:
     Anixter
     Graybar  Electronics
     CSC
     Carlton  Bates

At  this  time  there  are  no  publicly  announced  new  products.

Austin Cable's market for copper and fiber optic custom cable assemblies is national in scope. Austin Cable encounters numerous small regional cable assembly houses in those local areas where Austin Cable is competing for business.

Domestic labor charges for assembly operations typically range from $40-60 per hour (aggregating both direct and indirect labor costs). Austin Cable's maquilladora model assembles product of comparable quality with a labor overhead charge of $3.50-5.50 per hour. With such a comparative advantage, we hope it will be more difficult for domestic copper and fiber optic cable manufacturers to compete with Austin Cable on price. However, because of the significantly lower operations Austin Cable is currently experiencing, we will continue to operate at a loss until we are able to substantially increase our production levels, in order to cover our fixed and variable costs. This will only be achieved when we are able to substantially increase sales levels. The local, small regional assembly houses will continue to garner assembly business where delivery time is a more important factor in the purchase decision than is price alone, and that is why Telecomm.com intends to pursue its acquisition goal. Telecomm.com believes it is easier to increase sales through an acquisition policy rather than employ a direct sales force.

Austin  Cable   will   compete  nationally   with   several   substantial  cable
manufacturers.  Top  competitors  of  Austin  Cable  include:

- Optical Cable Systems. Optical Cable Systems is located in Dallas, TX, and has estimated annual cable revenues of $12 million and offers the same cable lineup as Austin Cable. In addition, OCS offers other custom cable assemblies. All of Optical Cable's manufacturing is done in Dallas and its customer base is comprised primarily of datacom and telecom distributors.

- Adirondack Wire and Cable. Adirondack, headquartered in Rhode Island, has estimated annual cable revenues of $30 million and does most of its fiber production in Monterrey, Mexico. Adirondack offers the same datacom cables as Austin Cable and recently acquired another competitor, U.S. Fiber Optics.

- Cable Exchange. Located in Denver, CO, with a facility in Cali-fornia, Cable Exchange offers the same copper and fiber optic cabling products as Austin Cable and has estimated annual cable revenues of $12 million. All of Cable Exchange's manufacturing is done domestically in either Colorado or California.

The majority of custom assembly houses are small regional companies with $1-5 million in annual sales. They generally have 2-3 major local customers representing 80% of their annual sales. This industry is extremely fragmented and localized.

The majority of the raw material used is manufactured in the U.S. Certain connectors used are manufactured in Japan and Taiwan. To this end we have established vendor relationships with the following primary suppliers:

     Quabbin  Wire  &  Cable
     Berktek  Wire  &  Cable
     Joslyn  Sunbank
     Alflex  Industries
     Quality  Computer  Accessories

We have never had the experience where the "raw" materials we purchase from our suppliers were not available.

Our subsidiary is not dependent on any one client, and no client accounts for more than 10% of our annual sales revenue.

There are no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

We do not require government approval for any of the products or services we provide. There is no anticipation of probable governmental regulations on the business in the future as well.

There are no effects of existing governmental regulations currently, nor do we anticipate any in the future.

In the last two fiscal years we have spent no money at all on research and development.

We do not have any costs associated with complying with environmental laws (federal, state or local).

Besides our subsidiary, we have only one full-time employee, that being our President and CEO Timothy T. Page. Our subsidiary Austin Cable currently has 17 full-time employees, three located in our headquarters in Austin, Texas and 14 working at our manufacturing facility in San Luis Potosi, Mexico. We have not begun to hire yet for our planned manufacturing facility in Matamores, Mexico.
















Item  2.     Management's  Discussion  and  Analysis  or  Plan  of  Operation

Plan  of  Operation  and  Management's  Discussion  and  Analysis  of  Financial
--------------------------------------------------------------------------------
Condition  and  Results  of  Operations
---------------------------------------

Full  fiscal  years:
--------------------
RESULTS  OF  OPERATIONS

Telecomm.com's current financial condition is poor. Revenues for the year ended December 31, 2001 were $229,814, a decrease of approximately 90% over revenues of $2,234,817 for the year ended December 31, 2000. This decrease is primarily due to the downturn experienced in the economy during 2001. In addition, on January 5th, 2001, Austin Cable's largest customer, Anicom, declared bankruptcy, leaving Austin Cable with bad debts totaling $892,000. This has been reflected in the audited financials for the year ended 2000. (Also see auditor's notes.) Anicom accounted for over $1 million in net revenues during the same period for 2000. Management is aggressively looking at ways to replace the loss of revenues previously earned from Anicom but is having difficulty due to a lack of working capital. Management believes that the replacement of revenues will come from the acquisition of other assembly companies. To this end, management continues to engage in acquisition and merger discussions with prospective candidates. Prospects for the future, therefore, will likely continue to be poor for Telecomm.com unless acquisitions of competitor assembly houses as discussed earlier occur, at which point prospects for the future of Telecomm.com will likely improve substantially.

Gross loss for the year ended December 31, 2001 was $95,336. For the corresponding period in 2000, Telecomm.com earned a gross profit of $571,595 or 22.6% of sales. The change in gross profit to gross loss is primarily attributable to the write off of obsolete inventory due to the Anicom bankruptcy.

General and administrative costs were $549,770 or 239% of sales for the year ended December 31, 2001 as compared to $953,629 or 42.7% of sales for the same period in 2000. The 2001 figures include a figure for bad debts of $538,458, as a result of the bankruptcy mentioned above. During the year 2000, we wrote off goodwill of $625,650 which we deemed to be impaired as a result of the bankruptcy mentioned above. For the same period in 2001, we wrote off $15,835 as impairment of assets acquired.

Interest expense for the year ended December 31, 2001 was $5,957 down from $38,039 in the same period of 2000. This decrease was due to lower interest rates and the paying off of our line of credit with our primary bank. At the end of 2001, we had no bank borrowings with any financial institutions.

As mentioned above, during the year 2001, we abandoned our ownership of the Mexican subsidiary, TIC, due to our lack of control over the operations and TIC's recorded loss of $408,149 for 2001. For the same period in 2000, we recorded a loss from TIC of $372,861. In addition to these losses, we recorded a gain of $322,956 for the year ended 2001, as a result of the abandonment of TIC.

Net loss for the year ended December 31, 2001 was $765,571, compared to a loss of $1,432,064 for the same period in 2000. This decreased loss is primarily attributable to the cancellation of debt and the gain on abandonment of TIC.

GOING  CONCERN

Telecomm.com has significantly reduced its operations in early 2002. For the years ended December 31, 2001 and 2000, Telecomm incurred losses totaling $765,571 and $1,432,064, respectively, and at December 31, 2001 had a capital deficit of $1,736,083. Because of these recurring losses, Telecomm.com will require additional working capital to develop and/or renew its business operations.

Telecomm.com intends to raise additional working capital either through private placement offerings such as those pursuant to Rule 506 of Regulation D of the Securities Act of 1933, public offerings such as those pursuant to Rule 504 of Regulation D of the Securities Act of 1933, or through bank loans. As of March 4, 2002, Telecomm.com is in discussions with several investors regarding financing; however, no agreements have been reached. Telecomm.com is also identifying merger and/or acquisition candidates; however, no acquisition or merger agreements have been signed as of yet.

There are no assurances that Telecomm.com will be able either (1) to increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support Telecomm's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Telecomm.com will have to raise additional working capital. And no assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Telecomm. If adequate working capital is not available, Telecomm.com may not increase its operations.

These conditions raise substantial doubt about Telecomm.com's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Telecomm.com be unable to continue as a going concern.

FUTURE  PLAN  OF  OPERATIONS

Telecomm.com's plan of operations over the next 12 months will be to identify and enter into negotiations to acquire up to six assembly companies in the major metropolitan areas of Texas. Management has already begun preliminary discussions with two companies in the Dallas/Ft. Worth area and two companies in the Austin area. This plan of acquisition is particularly critical in overcoming Telecomm.com's present financial difficulties. To date, no acquisition or merger agreements have been signed yet. In order to mitigate the effects of the losses incurred in previous years, Telecomm.com has greatly reduced its overhead and hopes to overcome the going concern doubts raised by its auditors. However, without an infusion of capital and additional revenues, the substantial doubt surrounding Telecomm.com's ability to continue as a going concern will likely remain. Although management believes its present discussions with acquisition targets will result in at least one successful acquisition, nevertheless a primary incentive for these candidates to allow themeselves to be acquired is the access to additional working capital, which Telecomm.com at this time does not have.

LIQUIDITY  AND  CAPITAL  RESOURCES

As of December 31, 2001 we had cash and cash equivalents of $3,925. During August of 2001, we repaid our outstanding bank loans totaling $90,000 and now have no short or long term bank loans. We will require additional funding during the next 12 months to finance the growth of our current operations and achieve our strategic objectives. We are actively pursuing increases to cash flows and additional sources of financing and believe that such increases and additional financing will generate sufficient cash flow to fund our operations through 2002. However we cannot make any assurances that such matters will be successfully consummated.

Please see the auditor's notes on how we plan on satisfying our cash requirements over the next 12 months and for a further discussion on our current financial condition and results of current operations. Management believes that Telecomm.com will require additional funding of $100,000 to satisfy its cash requirements over the next 12 months, in addition to the revenues presently being generated. Management hopes to raise these additional funds from private placements and additional shareholder loans. These additional funds assume that revenues and costs remain at the present level.

We are currently generating limited sources of liquidity from internally generated sales. In order to expand into new areas of the assembly business and to acquire companies within its industry, however, we will need to generate external funds from various sources.

We have no material commitments for capital expenditures at this time. However, this will likely change should Telecomm.com be successful in its quest to acquire or merge with other assembly companies, in which case Telecomm.com will likely be in the position to spend money for legal and administrative costs associated with the acquisition(s) or merger(s). Funds for these costs will have to come from future private placement offerings such as those pursuant to Rule 506 of Regulation D of the Securities Act of 1933, public offerings such as those pursuant to Rule 504 of Regulation D of the Securities Act of 1933, or through bank loans.

There has been a general slowdown in the high tech industry, which has greatly affected Austin Cable's sales for the year 2001 through a general reduction in sales as well as bankruptcies declared by major customers such as Anicom, described above. This general slowdown in the industry may continue, and thereby may continue to negatively impact Austin Cable's sales in the future.

There are no significant elements of income or loss that do not arise from Telecomm.com's continuing operations.

We have no seasonal aspects that could cause an effect on our financial condition.

Interim  periods:
-----------------

Revenues for the 6 months ended June 30, 2002 were $129,674, a decrease of approximately 3.3% over revenues of $134,108 for the 6 months ended June 30, 2001. This decrease is due to an upturn in sales for the first three months of the year and then a stronger downturn in sales during the most recent quarter.

Gross profit for the 6 months ended June 30, 2002 was $43,117 or 33.3% of sales. The corresponding period for 2001 was $22,089 or 16.5% of sales. The increase in gross profit is attributable to cost cuts and efficiencies.

General and administrative costs for the 6 months ended June 30, 2002 were $145,112 or 111.9% of sales, compared to $396,581 or 295.7% of sales for the same period of 2001. The decrease in general and administrative costs is attributable to the overall cost cuts within Telecomm.com.

Interest expense for the 6 month period ended June 30, 2002 was $4,913 compared to $2,580 for the same period in 2001. This increase is attributable to the conversion of certain payables into long term convertible notes with 6% interest per annum.

For the 6 months ended June 30, 2002 Telecomm.com had a net loss of $113,078 compared to a loss of $587,860 for the same period in 2001. Again, the decrease in loss is attributable to the overall costs cutting efforts of the Company.


Item  3.     Description  of  Property

We  do  not  own  any  real  estate  at  this  time.

We  have  no  investment  policies.

We  have  no  investments  in  real  estate  of  any  kind.

We  own  no  real  estate  mortgages.

Description  of  Real  Estate  and  Operating  Data.
----------------------------------------------------

Outside of our subsidiary, we do not own or lease any property. However, our subsidiary Austin Cable leases the following space:

2600  Longhorn  Blvd.  #112
Austin,  TX  78758

The above address is office and warehouse space totalling 5,000 sq. feet. The lease is through December 31, 2002, and the monthly rent has been waived in full by the owners of the space, Innovatech Services through the duration of the current lease.


Both of Austin Cable's Mexican manufacturing facilities are leased and are described as follows:

1.)  San  Luis  Potosi
Manuel  Muro  710A
Colonia  San  Luis
San  Luis  Potosi,  SLP
MEXICO

Office and warehouse space: 2,600 sq. feet. The lease is month-to-month and the monthly rent is US$460.

2.)  Matamoros
Ave.  del  Obrero,  #3
Parque  Industrial  de  Norte
H.  Matamoros,  Tamps
MEXICO
[Occupation  scheduled  to  begin  in  December,  2002]

Office and production space: 25,000 sq. feet. The sub-lease is through May 31, 2003, and the rent is charged hourly; that is, for every hour we are in production at the facility we are charged by the primary lessee US$4.00 per worker we employ. This $4 per production hour per worker figure includes permanent, round-the-clock space at the facility for our raw materials, final product, some office space and other storage space. Additionally, we are afforded by the primary lessee of the Matamoros facility some warehouse space in Brownsville, Texas, which will serve as a via and temporary drop-off point for raw material destined for the Matamoros facility, as well as final product destined for the marketplace.


Item 4. Security Ownership of Certain Beneficial Owners and Managers Below is a table showing all persons including any group who is known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.

Title  of Class     Name                          Amount and          Percent of
                    and  Address                  Nature  of          Class
                    of Beneficial Owner           Beneficial Owner
Common              Tim  Page                     2,633,333           19.7%
                    314 Eanes School Road
                    Austin, Texas 78746 USA

Common              Jesus  Aguirre                6,920,000           51.9%
                    Salvadore  Nava  3060-8
                    San Luis Patosi, SLP MEX

Common              Promark  Inc                  1,000,000            7.5%
                    Kenneth  Lowman
                    419 South 2nd St #300
                    Philadelphia, PA 19147 USA

(see  footnotes,  below)









As of the most recent date, below are listed shares beneficially owned by all directors and nominees, including those shares subject to options:

Name and Principal Position         # of Telecomm               Percent of Class
                                    Shares  Owned
Tim  Page
President,
Chief  Executive  Officer            3,433,333                  25.7%
                                    (including 800,000 share
..                                   options)*
Jesus  Aguirre
COO                                  7,570,000                  56.8%
                                    (including 650,000 share
                                    options)*
John  Osborne
Director                               320,000                   2.4%
                                    (including 300,000 share
                                    options)*

Directors and Officers as a Group   11,323,333                  85%

*Footnotes:

The  following  table  represents  options:

Name               # of common shares  period of option  strike price   Total  $
Timothy Page (1)   300,000             7 years           35 cents       105,000
Timothy Page (1)   500,000             9 years            2 cents        10,000
Jesus Aguirre (1)  250,000             7 years           35 cents        87,500
Jesus Aguirre (1)  400,000             9 years            2 cents         8,000
John Osborne (1)   150,000             7 years           35 cents        52,500
John Osborne (1)   150,000             9 years            2 cents         3,000
Janan Page (1)     850,000             3 years            4 cents        34,000
Martin Cantu (1)    80,000             3 years            8 cents        10,000
Mark Spencer (1)    40,000             3 years            8 cents         5,000
James Kersh (1)     40,000             3 years            8 cents         5,000

(1) These are current shareholders who have either advanced moneys to the Company or have converted unpaid compensation.

We are not making any arrangements that may result in a change in control of the Company.

The   following   table   represents   convertible  notes,   all  of  which  are
interest-bearing  in  the  second  year  at  6%  interest.

Name                   # of common shares   period of      conversion    Total $
                                            convertible    price
                                            note
Joslyn Sunbank (2)     103,333              3 years        51 cents    52,699.83
Quabbin Wire (2)        75,484              3 years        51 cents    38,496.84
Electri-Flex  (2)       35,765              3 years        51 cents    18,240.15
Alflex (2)             219,255              3 years        51 cents   111,820.05

(2) These are Vendors who have agreed to convert their unpaid payables into convertible loans.

There  are  no  voting  trusts.



Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control  Persons

Identify  directors  and  executive  officers.
----------------------------------------------

Below are the names and ages of all Directors and executive Officers and all persons nominated or chosen to become such.


The  positions  and  offices  that  each  person  holds  are  listed.

The person's term of office as a director and the period during which the person has served is also listed.

Each officer/director's business experience during the past five years is listed.

Name              Office       Age     Officer/Director's      Business Experience
                                       Term  of  Office        Over  past  5  yrs.
Tim Page          CEO,         51      Officer: 5 years        Mr. Page served as President
                  President            Director: 3 years       and CEO of Austin Cable  and
                                                               Wire from  1996 to 1999 when
                                                               he became President and CEO
                                                               of Telecomm.com

Jesus  Aguirre    COO          40      1  year                 Mr.  Aguirre served  as
                                                               Executive Director  and
                                                               President  of  TIC Cables
                                                               Electronica y Suministros,
                                                               S.A. de C.V. from  1994  to
                                                               1999  when  he  became  a
                                                               Director  and  COO  of
                                                               Telecomm.com

John  Osborne     Director     48      3  years                From 1996 to 1997 Mr. Osborne
                                                               was  President  and  CEO  of
                                                               Boundless Technologies. He was
                                                               also a principal at Ronin Growth
                                                               Services from 1997 to 1999 when
                                                               he became Executive Vice President
                                                               at drkoop.com  from 1999 thru 2000.
                                                               Mr. Osborne has served as a
                                                               director for Telecomm.com since 1999.

No  director  holds  a  position  as  a  director  in  other  companies.

There are no Key Employees who are expected to make significant contributions to the Company who are not executive officers.

There are no family relationships among the directors; executive officers, or persons nominated or chosen by the Company to be directors or executive officers.

Involvement  in  Certain  Legal  Proceedings.

No director, executive officer, promoter or control person of the Company has been involved in any petitions for bankruptcy filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

There are no criminal convictions or pending criminal proceedings against the above persons.

There are no orders, judgments or decrees limiting their activity in any type of business, securities or banking activities.

No officer, director or employee has been involved in civil litigation in a securities matter or has been found to have violated Securities or Commodities Future Trading laws.


Item  6.  Executive  Compensation

Summary  Compensation  Table.
-----------------------------

The directors/executive officers receive compensation for holding their offices. The amount received for the last completed fiscal year is set out below.

Persons  covered:                                                Long  Term
                                                                 Compensation
                                Annual  Compensation
                                                                 Number  of      All  Other
Name and Principal Position     Year     Salary       Bonus      Securities/     Compensation
                                                                 Underlying
                                                                 Options
Tim  Page                       2001     $150,000*    $0         300,000         0
CEO                             2000     $150,000**   $0         500,000         0

Jesus  Aguirre                  2001     $150,000     $0         250,000         0
COO                             2000     $150,000     $0         400,000         0

James  Jameson***               2001     $0           $0         0               0
VP  and  Secretary              2000     $90,000      $0         0               0

Amador  Najera                  2001     $60,000      $25,000
Director  of  Sales             2000     $60,000      $20,000

* per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2001; instead, Mr. Page has delayed his salary and now has the right to either claim his salary or convert the value of his salary into common stock of Telecomm.com at a strike price of 2 cents per share.

** per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2000; instead, Mr. Page took only $5,750 of his salary and now has the right to either claim the remainder of his salary or convert the value of his salary into common stock of Telecomm.com at a strike price of 2 cents per share.

***resigned  -  12/31/00

There were no transactions between Telecomm.com and a third party where the primary purpose of the transaction is to furnish compensation to a named executive officer.











Option/SAR  Grants  Table.
--------------------------

                 Number of Securities  Percentage of Total
                 Underlying            Options Granted to                     Fair Market
                 Options/SARs          Employees in Fiscal   Exercise Price   Value on      Grant     Expiration
Name             Granted a,c           Year f,g              Per Share        Grant Date    Date      Date d
Mr.  Page        500,000a              25%e                  $.02             $.02          8/1/01    8/1/11
Mr.  Page        300,000b              30%f                  $.35             $.35          12/27/99  12/27/09
Mr.  Aguirre     400,000a              20%e                  $.02             $.02          8/1/01    8/1/11
Mr.  Aguirre     250,000b              25%f                  $.35             $.35          12/27/99  12/27/09

a  -  Each  of  the  above options was granted pursuant to our 2001 Stock Option
      Plan.
b  -  Each of  the  above options  was granted pursuant to our 2000 Stock Option
      Plan.
c  -  These options  vest  and become exercisable over four years (25% per year)
      beginning on the first anniversary of the date of grant. The exercise price of the options is at the fair market value of the common stock on the date of grant. And the number of shares awarded is designated by Management in its discretion.
d - Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the employee's death or disability
e - The 5% and 10% assumed annual rates of compound stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of the Company's future Common Stock prices.
f - In fiscal 2001, the Company granted options to employees to purchase aggregate of 1,050,000 shares.


Aggregated  Option/SAR  Exercises  and  Fiscal  Year-End Option/SAR Value Table.
--------------------------------------------------------------------------------

The following table sets forth certain information about option exercises during fiscal 2001 by the Named Executive Officers and the value of their unexercised options at the end of the year.

               Option  Shares
               Grant   Acquired      Value     Number of Share             Value of Unexercised
               Year    on            Realized  Underlying Unexercised      In-the-Money Options
                       Exercise a b            Options at Fiscal Year-End  at Fiscal Year-End
                                               Unexercisable  Exercisable  Unexercisable  Excersable
Mr.  Page      2001    0             0         500,000             0        -$2,500          $0
Mr.  Page      2000    0             0         225,000        75,000       -$76,500       -$750
Mr.  Aguirre   2001    0             0         400,000             0        -$2,000          $0
Mr.  Aguirre   2000    0             0         187,500        62,500       -$63,750       -$625
Mr.  Osborne   2001    0             0         150,000             0        -$1,500          $0
Mr.  Osborne   2000    0             0         112,500        37,500       -$51,000       -$375


a - No stock options have been exercised to date b - If the shares were sold immediately upon exercise, the value realized was calculated using the difference be - the actual sales price and the exercise price. Otherwise, the value realized was calculated using the difference between the closing price of the common stock on the date of exercise and the exercise price.













Item  7.     Certain  Relationships  and  Related  Transactions

Below are description of any transactions during the last two years, or proposed transactions to which TELECOMM.COM, INC. was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest in the transaction, and the amount of such interest:

(1)     Name          Company        Amount of             Description of Transaction
                                     Interest
Octaviano Aguirre*    Trimaq         20% stock of          From 1999 to January, 2001
                                     Trimaq owned by       Austin  Cable  contracted
                                     Octaviano Aguirre     with Octaviano Aguirre Trimaq
                                                           to  build  Cat-5  patch
                                                           cables at $0.25 per  cable.

Jesus  Aquirre        Trimaq         40% stock of          From 1999 to January,  2001
                                     Trimaq owned by       Austin Cable contracted with
                                     Octaviano Aguirre     Trimaq to build Cat-5 patch
                                                           cables at $0.25 per cable.

Tim  Page             Telecomm.com   $222,258  in          These  are  the aggregate
                                     Telecomm.com  debt    advances  made to Telecomm.
                                                           com  and  are  payable  upon
                                                           demand.

Janan  Page**          Telecomm.com   $34,000  in          Loan  made  to Telecomm.
                                      Telecomm.com debt    com, which is unsecured and
                                                           past due as of 12-31-2001.

PowerPlus, Inc.***     [same]         $7,000 in Telecomm.  Loan made to Telecomm.
                                      com  debt            com, which is unsecured and
                                                           past due as of 12-31-2001.

*Father  of  Jesus  Aquirre

**Janan  Page  is  Tim  Page's  spouse

***Power  Plus,  Inc.  is  owned  by  Janan  Page

We  have  no  parent  companies.

Transactions  with  Promoters.

Below are the names of the promoters, the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from TELECOMM.COM,
INC.:

Name                    Shares  rec'd           Date  &  Price           Reason
                                                at  Issuance
Promark  Inc            1,400,000 restricted    04/20/01, 1cent          PR
firm
(Kenneth Lowman)

Observation Capital        78,000 restricted    03/20/01, 1cent          PR firm
(Troy Lowman)

There  are  no  assets that were acquired or are to be acquired from a promoter.






Item  8.     Description  of  Securities

Common  or  Preferred  Stock.
-----------------------------

We are not offering common equity at this time. We have no preferred stock to offer.

Debt  Securities.
-----------------

We  are  not  offering  any  debt  securities  at  this  time.


                                    PART II
                                    -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market  Information
-------------------

The principal market or markets where the TELECOMM.COM, INC common equity is traded is the OTC Pink Sheets.

The high and low sales prices for each quarter within the last two fiscal years and any subsequent interim period for which financial statements are required are as follows:

          Quarterly  Ranges                 High  Sale            Low  Sale
          3rd  Quarter,  2000               $4.5000               4.5000
          4th  Quarter,  2000                4.5000               0.5100
          1st  Quarter,  2001                0.5100               0.4000
          2nd  Quarter,  2001                0.4000               0.1200
          3rd  Quarter,  2001                0.1800               0.0100
          4th  Quarter,  2001                0.0300               0.0110

Holders
-------

The  number  of  shareholders  of  common  class  of  stock  is  as  follows:
     Only  one  class  of  stock  Common
     Shareholders  on  December  31st,  2000          45
     Shareholders  on  July  26th,2001                54
     Shareholders  on  December  31st,  2001          55

Dividends
---------

There have been no dividends declared on the common equity for the last two fiscal years and in any subsequent period.


Item  2.     Legal  Proceedings

We are not a party to any pending legal proceeding which involves a claim for damages above 10% of our current assets, nor are we involved in any pending legal proceeding which does not involve routine litigation incidental to the business.





Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

We have not had changes in nor any disagreements with our accountants at any time.


Item  4.     Recent  Sales  of  Unregistered  Securities

There  have  been  no  recent  sales  of  unregistered  securities.


Item  5.     Indemnification  of  Directors  and  Officers

We indemnify our Officers and Directors by specifically providing, in Article IX of our bylaws, indemnification protection for our Officers and Directors and employees. However, we do not carry Directors or Officers insurance.



                                    PART F/S
                                    --------

Please  see  audited  financial  statements,  attached.

                                    PART III
                                    --------

                                    EXHIBITS

Exhibit #                                   Description
---------                                   -----------
(2)         Not  applicable
(3)(ii)     Bylaws  of  Telecomm.com,  Inc.
(4)         Not  applicable
(9)         Not  applicable
(10)        Material  Contract  -  Employment  Contract  for  Timothy T. Page
(10)(a)     Material  Contract  -  Stock  Option  Plan  for  Directors
(10)(b)     Material  Contract  -  Stock  Option  Plan  for  Employees
(11)        Computation of per share earnings (included in financial statements)
(16)        Not  applicable
(22)        Subsidiaries of  Registrant:   Articles of  Incorporation of Capital
            Cable  &  Wire,  Inc.
(25)        Power  of  Attorney  (included  with  Signature  Page)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 TELECOMM.COM,  INC.
                                                 -------------------------------
                                                 (Registrant)
Date:  August  1,  2002                          /s/  Timothy  T.  Page
                                                 By:  Timothy  T.  Page
                                                 CEO


                                Power of Attorney

Each person whose signature appears below hereby constitutes and appoints Timothy T. Page as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities to sign any and all amendments
(including post-effective amendments) to this Registration Statement on Form 10-SB and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Pursuant to the requirements of the Securities Exhibit Act of 1934, this registration statement was signed by the following persons in their capacities and on the dates indicated.

Signature                Title                                    Date
/s/Timothy T. Page
Timothy T. Page          President, CEO & Chairman, Director      August 1, 2002

/s/John  Osborne         Director                                 August 1, 2002
John  Osborne

                              FINANCIAL STATEMENTS
                               TELECOMM.COM, INC.
                           CONSOLIDATED BALANCE SHEET
                                  June 30, 2002
                                  (Unaudited)

                                     ASSETS

Current  assets
  Cash                                                               $   11,537
  Accounts receivable, net of allowance of $30,000                       42,580
  Inventory                                                              57,394
                                                                     ----------
      Total current assets                                              111,511

Property and equipment, net                                              11,976
                                                                     ----------
                                                                     $  123,487
                                                                     ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current  liabilities:
  Accounts payable                                                   $1,327,197
  Accrued expenses                                                      349,137
  Due to shareholders                                                   227,511
  Notes payable - related parties                                        48,500
                                                                     ----------
      Total current liabilities                                       1,952,345
                                                                     ----------

Notes payable                                                           109,437
                                                                     ----------

Total liabilities                                                     2,061,782
                                                                     ----------

STOCKHOLDERS'  EQUITY  (DEFICIT):
  Common stock, $.001 par value, 75,000,000 shares
    authorized, 13,908,000 shares issued and outstanding                 13,908
  Additional paid in capital                                            670,675
  Accumulated deficit                                                (2,622,878)
                                                                     ----------
      Total Stockholders' Equity (Deficit)                           (1,938,295)
                                                                     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                 $  123,487
                                                                     ==========

*  See  notes  to  interim  condensed  financial  statements.

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                   Three months ended       Six months ended
                                         June 30,                June 30,
                                    2002        2001        2002         2001
                                  --------   ---------    ---------   ---------
Net revenues                      $ 56,422   $  75,524    $ 129,674   $ 134,108

Cost of goods sold                  39,884      60,902       86,557     112,019
                                  --------   ---------    ---------   ---------
Gross margin                        16,538      14,622       43,117      22,089

Operating  expenses:
  General  and  administrative      34,133     212,800      145,112     396,581
  Depreciation                       3,085       3,357        6,170       6,714
                                  --------   ---------    ---------   ---------

                                    37,218     216,157      151,282     403,295
                                  --------   ---------    ---------   ---------

Loss  from  continuing
  Operations                       (20,680)   (201,535)    (108,165)   (381,206)


Interest expense                     2,418       1,290        4,913       2,580

Net  loss  from  continuing
  operations  before
  discontinued  operations         (23,098)   (202,825)    (113,078)   (383,786)

Discontinued  operations:
  Loss  on  continuing
  operations of TIC Cables               -    (102,037)           -    (204,074)
  Electronica  y
    Suministros, S.A. de C.V.
  Gain on abandonment of TIC
    Cables  Electronica  y
    Suministros, S.A. de C.V.            -          -             -           -
                                  --------   ---------    ---------   ---------

Net loss                           (23,098)   (304,862)    (113,078)   (587,860)

Comprehensive  loss:
  Change in foreign currency
    Translation                           -          -            -      72,413
                                  --------   ---------    ---------   ---------

Comprehensive loss                $ (23,098) $(304,862)   $(113,078)  $(515,447)
                                  =========  =========    =========   =========

Net  loss  per  share  from  continuing  operations:

  Basic and diluted               $   (0.00) $   (0.01)   $   (0.01)  $   (0.03)
                                  =========  =========    =========   =========

Net  loss  per  share:
  Basic and diluted               $   (0.00) $   (0.02)   $   (0.01)  $   (0.04)
                                  =========  =========    =========   =========

Weighted average shares
  outstanding:
    Basic and diluted            13,908,000 13,908,000   13,908,000  13,119,733
                                 ========== ==========   ==========  ==========


*  See  notes  to  interim  condensed  financial  statements.

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        For the Six Months Ended June 30,
                                  (Unaudited)

                                                          2002          2001
                                                      -----------   ------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
Net loss                                              $  (113,078)  $  (587,860)
Adjustments to reconcile net deficit to
cash used by operating activities:
  Depreciation and amortization                             6,170         6,714
  Common stock issued for services                              -        14,780
  Provision for bad debts                                  30,000             -
Net  change  in:
  Accounts receivable                                     (49,373)      174,556
  Inventory                                                (4,836)         (173)
  Other assets                                             17,500        69,969
  Accounts payable                                         56,227       297,831
  Accrued expenses                                         74,749        71,203
                                                      -----------   -----------

CASH FLOWS PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                               17,359        47,020
                                                      -----------   -----------
CASH  FLOWS  FROM  FINANCING  ACTIVITIES
  Net advances from shareholders                           (9,747)      (45,003)
                                                      -----------   -----------

NET INCREASE (DECREASE) IN CASH                             7,612         2,017
  Cash, beg. of period                                      3,925             -
                                                      -----------   -----------

  Cash, end of period                                 $    11,537   $     2,017
                                                      ===========   ===========

SUPPLEMENTAL  CASH  FLOW  INFORMATION
  Interest paid                                       $         -   $         -

  Income taxes paid                                   $         -   $         -



*  See  notes  to  interim  condensed  financial  statements.

                               TELECOMM.COM, INC.
                 NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS


NOTE  1  -  BASIS  OF  PRESENTATION

The accompanying unaudited interim consolidated financial statements of Telecomm.com, Inc. ("Telecomm") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Telecomm's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.

                          INDEPENDENT AUDITORS' REPORT

To  the  Board  of  Directors
Telecomm.com,  Inc.
Austin,  Texas

We  have  audited  the  accompanying consolidated balance sheet of Telecomm.com,
Inc. as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of Telecomm's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomm.com, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Telecomm will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, Telecomm has significantly reduced its operations in early 2002, and has incurred losses for the years ended December 31, 2001 and 2000 totaling $765,571 and $1,432,063 respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Telecomm will require additional working capital to develop its business until Telecomm either achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone  &  Bailey,  PLLC
www.malone-bailey.com
Houston,  Texas

March  4,  2002

                               TELECOMM.COM, INC.
                           CONSOLIDATED BALANCE SHEET
                                  December 31,



                                                                        2001
                                                                    -----------
                                     ASSETS

Current  assets
  Cash                                                              $     3,925
  Accounts receivable                                                    23,207
  Inventory                                                              52,558
                                                                    -----------
      Total current assets                                               79,690

Property and equipment, net                                              18,146

Other assets                                                              2,157
                                                                    -----------

                                                                    $    99,993
                                                                    ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current  liabilities:
  Accounts payable                                                  $ 1,273,127
  Accrued expenses                                                      274,388
  Due to shareholders                                                   222,258
  Notes payable - related parties                                        46,000
                                                                    -----------
      Total current liabilities                                       1,815,773
                                                                    -----------

Notes payable                                                           109,437
                                                                    -----------

      Total liabilities                                               1,925,210
                                                                    -----------
Commitments  and  contingencies

STOCKHOLDERS'  EQUITY  (DEFICIT):
  Common stock, $.001 par value, 75,000,000 shares authorized,
    13,908,000 shares issued and outstanding                            13,908
  Additional paid in capital                                           670,675
  Accumulated deficit                                               (2,509,800)
  Accumulated other comprehensive loss                                       -
                                                                    ----------

      Total Stockholders' Equity (Deficit)                          (1,825,217)
                                                                    ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                $   99,993
                                                                    ==========

See  accompanying  summary  of  accounting  policies  and  notes  to  financial statements.

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          For the Years Ended
                                                             December 31,
                                                          2001          2000
                                                       ----------   -----------
Net revenues                                           $  229,814   $ 2,234,817
Cost of goods sold                                        325,150     1,663,222
                                                       ----------   -----------
Gross profit (loss)                                       (95,336)      571,595
                                                       ----------   -----------
Operating  expenses:
  General and administrative                              549,770       947,091
  Impairment of assets acquired                            15,835       625,650
  Depreciation and amortization                            13,480        20,018
                                                       ----------   -----------
                                                          579,085     1,592,759
                                                       ----------   -----------

Loss from continuing operations                          (674,421)   (1,021,164)

Interest expense                                            5,957        38,039
                                                       ----------   -----------

Net loss from continuing operations before
  discontinued operations                                (680,378)   (1,059,203)

Discontinued  operations:
  Loss on continuing operations of TIC Cables
  Electronica y Suministros, S.A. de C.V.                (408,149)     (372,861)

  Gain on abandonment of TIC Cables Electronica
  y Suministros, S.A. de C.V.                             322,956             -
                                                       ----------   -----------

Net loss                                                 (765,571)   (1,432,064)
Comprehensive  loss:
  Change in foreign currency translation                   72,413         2,647
                                                       ----------   -----------

Comprehensive loss                                     $ (693,158)  $(1,429,417)
                                                       ==========   ===========

Net loss per share from continuing operations:
  Basic and diluted                                    $    (0.05)  $     (0.20)
                                                       ==========   ===========

Net  loss  per  share
  Basic and diluted                                    $    (0.06)  $     (0.27)
                                                       ==========   ===========

Weighted  average  shares  outstanding:
  Basic and diluted                                    13,713,633     5,220,137
                                                       ==========   ===========

                               TELECOMM.COM, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 For the Years Ended December 31, 2000 and 2001

                                                                                 Accum.
                                           Additional                            other
                          Common Shares     paid  in      Note      Accum         comp.
                        Shares     Amount   capital       rec.      deficit      income
                       ---------  -------  ----------  ---------  ------------  ---------
Balance
  December 31, 1999    2,230,000  $ 2,230  $565,573    $(70,500)  $  (312,165)  $(75,060)

Issuance of common
stock for cash        10,200,000   10,200    91,800           -             -          -

Net loss                       -        -         -           -    (1,432,064)         -
Comprehensive
income:

Change in foreign
currency translation           -        -         -           -             -      2,647
                      ----------  -------  --------    --------   -----------   --------

Balance
  December 31, 2000   12,430,000   12,430   657,373     (70,500)   (1,744,229)   (72,413)

Issuance of common
stock  for  services   1,478,000    1,478    13,302           -             -          -


Reclassification
due to disposal                -        -         -      70,500             -          -

Net loss                       -        -         -           -      (765,571)         -
Comprehensive
income:
Change in foreign
currency translation           -        -         -           -             -     72,413
                      ----------  -------  --------    --------   -----------   --------

Balance
  December 31, 2001   13,908,000  $13,908  $670,675     $     -  $(2,509,800)    $     -
                      ==========  =======  ========     =======  ===========     =======

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          For the Years Ended
                                                             December 31,
                                                          2001          2000
                                                       ----------   -----------
CASH  FLOWS  FROM  OPERATING  ACTIVITES:
Net loss                                               $ (765,571)  $(1,432,064)

Adjustments to reconcile net loss to
cash  used  in  operating activities:
  Depreciation and amortization                            13,480        20,018
  Provision for uncollectible accounts                    164,530       129,000
  Impairment of assets acquired                            15,835       625,650
  Common stock for services                                14,780             -
Changes in operating assets and liabilities:
  Accounts receivable                                     167,187      (723,330)
  Inventory                                               213,773        17,998
  Other assets                                            (64,606)      464,215
  Due from stockholder                                          -       (58,500)
  Accounts payable                                        (80,450)      762,000
  Accrued expenses                                        153,162        55,897
                                                       ----------   -----------
NET CASH USED IN OPERATING ACTIVITIES                    (167,880)     (139,116)
                                                       ----------   -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITES:
  Payments on notes payable and amounts due to
  related  parties                                              -       (34,500)
  Net advances from stockholders                          171,805        68,969
  Issuance of common stock                                      -       102,000
  Other                                                         -         2,647
                                                       ----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                 171,805       139,116
                                                        ---------   -----------

NET INCREASE (DECREASE) IN CASH                             3,925             -

Cash, beg. of period                                            -             -
                                                       ----------   -----------
Cash, end of period                                    $    3,925   $         -
                                                       ==========   ===========

SUPPLEMENTAL  CASH  FLOW  INFORMATION:
Interest paid                                          $        -   $         -
Income taxes paid                                      $        -   $         -

                               TELECOMM.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE  1  -  SUMMARY  OF  ACCOUNTING  POLICIES

Telecomm.com, Inc. ("Telecomm") was incorporated in July 1999 under the laws of the state of Delaware. Telecomm is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm is also engaged in the business of manufacturing copper and fiber optic specialty custom cabling in Mexico for distribution in the United States and Mexico. In September 2001, Telecomm abandoned its ownership of its subsidiary in Mexico and is continuing its other operations as a cable assembly house. Telecomm is in the process of identifying candidates to acquire or to merge with to expand its operations of manufacturing copper and fiber optic specialty custom cabling.

Principles  of  Consolidation

The accompanying consolidated financial statements include the accounts of Telecomm and its wholly-owned subsidiary Cable Capital & Wire, Inc. (d.b.a Austin Cable & Wire), ("Austin Cable") a Texas Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Telecomm consolidated its foreign subsidiary TIC Cables Electronica y Suministros, S.A. de C.V., a Mexican corporation until its former owner and shareholder of Telecomm suspended communication with the Chief Executive Officer of Telecomm. Accordingly, the results of TIC's operations are shown as discontinued operations.

Use  of  Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash  Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the average cost method. Inventories consist primarily of cable wiring and accessories.

Foreign  Currency

Telecomm's foreign subsidiary has the U.S. dollar designated as it's functional currency. Financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. Remeasurement gains and losses are included in other income and expense.

Long-lived  Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of machinery and equipment (five years). Leasehold improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease. Telecomm performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill

Goodwill is related to the value of a company acquired. The cost of the goodwill was being amortized on a straight-line basis over its estimated life of ten years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During January 2001, Telecomm's largest customer Anicom, Inc. filed bankruptcy. The acquired company had a seven year contract with Anicom, Inc. Accordingly, Telecomm recorded an impairment charge of $15,835 and $625,650 during the years ended December 31, 2001 and 2000, respectively. The majority of the impairment was goodwill.

Revenue  Recognition

Telecomm recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. Telecomm provides for the estimated cost of product warranties upon shipment. Shipping and handling costs are included in cost of goods sold.

Income  Taxes

Telecomm accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Telecomm records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based  Compensation

Telecomm accounts for stock-based compensation under the intrinsic value method. Under this method, Telecomm recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Basic  Loss  Per  Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent  Accounting  Pronouncements

Telecomm does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Telecomm's results of operations, financial position or cash flow.


NOTE  2  -  Discontinued  Operations

In September 2001, Telecomm effectively abandoned its ownership of TIC and recorded a gain of $322,956. TIC is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm originally acquired TIC in November 1999 and issued 200,000 shares of common stock for 99.99% of the stock of TIC plus a note receivable of $70,500. The note receivable was non-interest bearing and did not specify a due date. Telecomm is in the process of canceling the shares and the note receivable.

TIC's revenues for the nine months ended September 30, 2001 and for the year ended December 31, 2000 were $3,527,935 and $5,142,750, respectively. Net loss from operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 were $408,149 and $300,721, net of income tax benefit of $0 and $39,323, respectively.

There  are  no  remaining  assets  of  TIC  as  of  December  31,  2001.


NOTE  3  -  Going  Concern

Telecomm has significantly reduced its operations in early 2002. For the years ended December 31, 2001 and 2000, Telecomm incurred losses totaling $765,571 and $1,432,064, respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Because of these recurring losses, Telecomm will require additional working capital to develop and/or renew its business operations.

Telecomm intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of March 4, 2002,
Telecomm  is  in  discussions  with  several  investors,  however  no definitive agreements have been reached. Telecomm is also identifying merger and/or acquisition candidates. As of March 4, 2002, no acquisition or merger agreements have been closed.

There are no assurances that Telecomm will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Telecomm's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Telecomm will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Telecomm. If adequate working capital is not available Telecomm may not increase its operations.

These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Telecomm be unable to continue as a going concern.


NOTE  4  -  Property  and  Equipment

Property  and  equipment  consisted  of  the  following  at  December  31:

                                               2001
                                            ---------
     Machinery and equipment                $  43,353
     Furniture and fixtures                    16,698
     Computer equipment                        11,859
                                            ---------
                                               71,910
     Less: Accumulated depreciation            53,764
                                            ---------
                                            $  18,146
                                            =========

Depreciation expense totaled $13,480 and $20,018 in 2001 and 2000, respectively.


NOTE  5  -  Major  Customer

In 2000, Telecomm had one customer that accounted for more than 10% of net sales, and this customer accounted for 45% of net sales for the year ended December 31, 2000. No customer accounted for more than 10% of net sales for the year ended December 31, 2001.


NOTE  6  -  Notes  Payable

Telecomm has notes payable totaling $109,437 due to various vendors. The notes payable bear interest at 6% and are due on August 1, 2004. These notes are unsecured.

NOTE  7  -  NOTES  PAYABLE  -  RELATED  PARTIES

Telecomm has notes payable totaling $46,000 due to various shareholders. The notes bear interest at 8% to 14% and are unsecured and past due as of December 31, 2001.


NOTE  8  -  DUE  TO  SHAREHOLDERS

Telecomm has received advances from various shareholders totaling $222,258 as of December 31, 2001. The advances are payable upon demand.


NOTE  9-  STOCKHOLDERS'  EQUITY

On March 23, 2001, Telecomm approved various consulting agreements and issued 1,478,000 shares of common stock, among other compensation, for services to be rendered to Telecomm from April 2001 through April 2002. The shares were valued at $.01 per share or $14,780 or the fair value of the services performed.


NOTE  10  -  INCOME  TAXES

For the years ended December 31, 2001 and 2000, Telecomm incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $2,200,000 at December 31, 2001, and will expire in the years 2019 through 2021.

Deferred  income  taxes  consist  of  the  following  at  December  31,:

                                              2001         2000
                                            --------     --------
     Long-term:
          Deferred tax assets               $745,000     $ 36,665
          Valuation allowance               (745,000)     (36,665)
                                            --------     --------
                                            $      -     $      -
                                            ========     ========

NOTE  11  -  EMPLOYEE  STOCK  PLANS

In December 1999, Telecomm adopted the Stock Option Plan ("Plan") for its employees. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 5,000,000 shares of common stock under the plan.

In December 1999, Telecomm adopted the Directors' Stock Option Plan ("Directors Plan") for its non-employee directors. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 1,500,000 shares of common stock under the plan.

A summary of Telecomm's stock option plans for the years ended December 31, 2001 and 2000 is presented below:

                                   2001                        2000
                           ---------------------      -------------------------
                                        Weighted                       Weighted
                                        average                        average
                                        exercise                       exercise
Options outstanding at:     Shares       price          Shares          price
                          ---------     --------      ---------        --------
Beginning of year         1,700,000     $   .51       1,700,000        $   .51
Options granted           1,050,000         .02               -              -
End of year               2,750,000     $   .32       1,700,000        $   .51
Options exercisable       1,231,250     $   .41         750,000        $   .40
Weighted average fair
value of options
granted during the year                 $   .01                        $     -

The following table summarizes information about stock options outstanding at December 31, 2001:

               OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-----------------------------------------------------    -----------------------
                                Weighted     Weighted                   Weighted
    Range of         Number      Average      Average                    Average
Exercise Prices   Outstanding   Remaining    Exercise    Exercisable    Exercise
                    12/31/01      Life        Price      at 12/31/01     Price
---------------   -----------   ---------    --------    -----------    --------
$ .02 - $ .25      1,300,000       9.12      $   .06        384,375     $   .10
$ .26 - $ .50        950,000       7.93          .39        565,625         .39
$ .51 - $1.00        500,000       7.75          .88        281,250         .88
                   ---------                 -------      ---------     --------
                   2,750,000                 $   .32      1,231,250     $   .41
                   =========                 =======      =========     =======


SFAS 123 requires Telecomm to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for Telecomm's stock options granted had been determined in accordance with the fair value based method prescribed in that Statement. Telecomm estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001 and 2000:

                                                    2001         2000
                                                  -------       -------
     Dividend yield                                    0%            0%
     Expected volatility                              80%           80%
     Risk-free interest rate                         5.3%          5.6%
     Expected lives                               5 years       5 years

Under the accounting provisions of SFAS No. 123, Telecomm's net loss applicable to common stockholders and loss per share would have been revised to the pro forma amounts indicated below:

                                                          For the Years Ended
                                                             December 31,
                                                          2001          2000
                                                       ----------   -----------
Net  loss  applicable  to  common  stockholders:
  As reported                                          $  765,571   $1,432,064
  Pro forma                                            $  830,494   $1,493,934

Net  loss  per  common  share:
  As reported                                          $     0.06   $     0.27
  Pro forma                                            $     0.06   $     0.29

Telecomm issued options to the former shareholders of Austin Cable & Wire to acquire 100,000 shares of common stock at an exercise price of $5.00 per share. The options expire in August 2004.


NOTE  12  -  Commitments  and  Contingencies

Telecomm had leased its office and warehouse facilities under an operating lease through August 31, 2001. Currently, there are no future lease payments. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein.

Rent expense was $25,235 and $142,200 for the years ending December 31, 2001 and 2000, respectively.

In December 1999, Telecomm entered into an employment agreement with the Chairman of the Board and Chief Executive Officer of Telecomm. The seven year agreement provides for an annual salary of $150,000, plus incentives and certain employee benefits, as defined by the agreement. The agreement also provides for a bonus based on gross sales increases.

Telecomm is a defendant to certain litigation arising from the acquisition of Austin Cable and certain debts of Austin Cable. Telecomm is attempting to resolve these matters. Telecomm has recorded all debts and believes the resolution of these matters will not have a material effect on the financial statements of Telecomm.

EXHIBIT  3(ii)

                                     BYLAWS

                                       of

                               TELECOMM.COM, INC.


                              ARTICLE I - OFFICES

    SECTION 1. REGISTERED OFFICE. -- The registered office shall be established and maintained at 3422 OLD CAPITOL TRAIL #584, in the City of WILMINGTON, County of New Castle, State of Delaware, 19808.

    SECTION 2. OTHER OFFICES. --The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.


                      ARTICLE II - MEETING OF STOCKHOLDERS

    SECTION 1. ANNUAL MEETINGS. --Annual meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware on AUGUST 26.

If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2. OTHER MEETINGS. --Meetings of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

SECTION 3. VOTING. --Each stockholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

SECTION 4. STOCKHOLDER LIST. --The officer who has charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of the stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

SECTION 5. QUORUM. --Except as otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 6. SPECIAL MEETINGS. --Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statue or by the Certificate of Incorporation, may be called by the president and shall be called by the President or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 7. NOTICE OF MEETINGS. --Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

SECTION 8. BUSINESS TRANSACTED. --No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 9. ACTION WITHOUT MEETING. --Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if a majority of the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.


                            ARTICLE III - DIRECTORS

SECTION 1. NUMBER AND TERM. --The number of directors shall be one. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may be increased at any time pursuant to
Article  3  section  5  of  these  Bylaws.

SECTION 2. RESIGNATIONS. --Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. VACANCIES. --If the office of any director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

SECTION 4. REMOVAL. --Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

SECTION 5. INCREASE OF NUMBER. --The number of directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

SECTION 6. COMPENSATION. --Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 7. ACTION WITHOUT MEETING. --Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken with out a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.


                              ARTICLE IV - OFFICERS

SECTION 1. OFFICERS. --The officers of the corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Director may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

SECTION 2. OTHER OFFICERS AND AGENTS. --The Board of Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 3. CHAIRMAN. --The Chairman of the Board of Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 4. PRESIDENT. --The President shall be the Chief Executive Officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation Except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 5. VICE-PRESIDENT. --Each Vice-President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

SECTION 6. TREASURER. --The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursement in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursement. He shall render to the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

SECTION 7. SECRETARY. --The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of any assistant secretary.

SECTION 8. ASSISTANT TREASURERS & ASSISTANT SECRETARIES. --Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Directors.


                                    ARTICLE V

SECTION 1. CERTIFICATES OF STOCK. --Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the President or a vice-president and the Treasurer or an assistant treasurer, or the Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

SECTION 2. LOST CERTIFICATES --New certificates of stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

SECTION 3. TRANSFER OF SHARES. --The shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. STOCKHOLDERS RECORD DATE. --In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5. DIVIDENDS. --Subject to the provisions of the Certificate of Incorporation the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meeting contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

SECTION 6. SEAL. --The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 7. FISCAL YEAR. --The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

SECTION 8. CHECKS --All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the officer or officers, agent or agents of the corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

SECTION 9. NOTICE AND WAIVER OF NOTICE. --Whenever any notice is required by these By-Laws to be given, personal notice is not meant unless expressly stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the corporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed proper notice.


                            ARTICLE VI - AMENDMENTS

These By-Laws may be altered and repealed and By-Laws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the regular meeting of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice thereof is contained in the notice of such special meeting.

Adopted  this  26th  day  of  August,  1999

EXHIBIT  10

                    EMPLOYMENT AND NON-COMPETITION AGREEMENT

     This EMPLOYMENT NON-COMPETITION AGREEMENT, made and entered into the 31st day of December, 1999_ by and between Telecomm.com, Inc, a Delaware corporation ("Company") and Timothy T. Page ("Employee").

                                  WITNESSETH:

     WHEREAS, Company desires to engage the Employee to perform for Company the services set forth herein, and the Employee desires to perform such services for Company; and

     WHEREAS, the Employee desires to assure Company, and Company desires to be assured by the Employee, that the Employee will not engage in business competitive with that of Company during the term specified herein,

     NOW THEREFORE, in consideration of the mutual terms, conditions, and covenants set forth herein, and intending to be legally bound, the parties hereto agree as follows:

     Section 1. Employment. Company hereby employs Employee and the Employee hereby accepts employment by Company upon the terms and conditions of this Agreement.

     Section 2. Position and Responsibilities. During the period of his employment hereunder, Employee agrees to serve Company and Company shall employ Employee in the capacity of Chairman And Chief Executive Officer. This assignment may change at the discretion of the Company, provided it is to a comparable position with the Company. Employee's duties shall include executive responsibility for the overall management and strategic development of the Company, active participation in all merger and acquisition activities of the Company, supervision and direction of all officers and employees of the Company and such other and further duties as may be assigned from time to time by the Company's board of directors.
     During the term of this agreement, Employee agrees to devote his full time and attention during normal business hours to the business and affairs of Company and, to the extent necessary to discharge the responsibilities assigned to the Employee hereunder, to use the Employee's best efforts to perform faithfully and efficiently such responsibilities.

     Section 3. Term. Except for the duties and obligations of the Employee set forth in Section 5 hereof, the respective duties and obligations of the parties hereto shall commence on the date hereof and shall continue for a term of seven (7) years (the "Term"), unless earlier terminated in accordance with the terms hereof. The Employee's duties and obligations set forth in Section 5 shall commence on the date hereof and shall continue until the first anniversary of the date Employee ceases to be employed by the Company (the "Non-Competition Term").

     Section  4.  Compensation.

a. Salary. For all services rendered by Employee's employment under this Agreement, including, without limitation, services as an executive, officer, director, or member of any committee of Company or of any subsidiary or division thereof, Company shall pay Employee as compensation a salary of one hundred and fifty thousand dollars ($150,000.00) per annum. Such salary shall be payable in accordance with the customary payroll practices of Company.

b. Benefits. Until the termination of the Employee's employment pursuant to this Agreement, the Employee shall be eligible for participation in and to receive all benefits under welfare benefit plans, practices, policies and programs of Company (including, without limitation, medical, disability, employee life, group life, accidental death and travel accident insurance plans and programs), as may be in effect from time to time, it being agreed that the foregoing shall not require Company to continue or to put into effect any plan, practice, policy, or program.

Provided however, that Employer shall pay for 100% of Employee's health insurance premium.

c. Reimbursement of Expenses. Company shall reimburse the Employee for all reasonable an proper travel and out-of-pocket expenses incurred by Employee in connection with the performance of his duties, all in accordance with Company's policies as to the allowable amount of such expenses and the provision of itemized reports.

d. Miscellaneous Benefits. Employee shall receive and be entitled to ( I ) five (5) weeks vacation; ( II )a Company car of his choice, subject to the approval of the board of directors; and ( III ) such holidays as approved by the Company.

e. Bonus. Employee shall receive a performance bonus calculated on the following basis: The percentage (%) increase in annual gross sales of the Company on a year to year basis, times the base salary of Employee specified in Paragraph (a) (for example, if the Company's gross sales for calendar year 2001 exceed such sales for 2000 by 20%, Employee will be entitled to receive a bonus of 20% of $150,000, i.e. $30,000; if the Company's gross sales for 2002 do not exceed such sales for 2001, no bonus shall be payable, even if the sales level for 2002 should exceed such sales for 2000). The bonus shall be calculated on an annual basis and paid within 30 days of the end of the calendar year. However, the bonus may, if the Employee so chooses, be paid on a quarterly basis. This bonus shall terminate upon the date of termination, and shall be calculated through the date of the termination.

f. Stock Option Plan. Employee shall be entitled to participate in the Companies stock option plan on the same terms and conditions as other similarly positioned employees. Nothing contained on this Agreement shall be construed as requiring the Company to maintain a stock option plan.

g.           Moving  Expenses.  In  the event the Company requires Employee's to
relocate, the            Company shall reimburse the Employee for all reasonable
and necessary moving expenses incurred by the Employee in relocating to the location directed by the Company. Reimbursement shall be based upon the written invoices submitted by Employee to the Company and shall be made within ten (10) days of receipt of those invoices by the Company.

Section 5. Agreement Not to Compete. Employee and the Company recognize that the engagement of the Employee with the Company has been, and the engagement of the Employee will be, special, unique and of an extraordinary character and that the Employee has previously acquired, and will continue to acquire, special skill and training. Company recognizes that the Employee possesses a high degree of skill in the industry, and the parties recognize that it is Company's practice to enforce agreements of the type. The parties also recognize that the covenants of the Employee contained in this Agreement are an essential part of Employee's engagement with Company would not have entered into this Agreement. The Employee accordingly agrees that, at any time during the Non-Competition Term hereof, the Employee shall not, except on behalf of the Company:

     (i) directly or indirectly participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director, or otherwise with, or have any financial interest in or aid or assist anyone else in the conduct of any business within the Non-Competition Area ( as hereinafter defined ) that either conducts a business similar to that conducted by Company or provides or sells a service or product that is the same, substantially similar to, or otherwise competitive with the products and services provides or sold by Company (a "Competitive Operation"); provided, however, that this provision shall not preclude the Employee from owning not more than 1% of the equity securities of any publicly held Competitive Operation.

     (ii) directly or indirectly, either as principle, agent, independent contractor, consultant, director, officer, employee, employer, advisor, stockholder, partner, or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any other person or entity either ( i ) attempt to hire, contact or solicit with respect to hiring any employee of Company or ( ii ) induce or otherwise counsel, advise or encourage any employee of Company to leave the employment of Company.

     (iii) directly or indirectly, either as principal, agent , independent contractor, consultant, director, officer, employee, employer, advisor, stockholder, partner, or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any other person or entity, call upon, solicit, divert or take away, any customer or vendor of Company with whom the Employee dealt, directly or indirectly, during his engagement with Company; provided, however, that the Employee may call upon such customers and vendors for the purpose of promoting sales of Company's services and products to such customers and vendors;

     (iv) for purposes of this Agreement, the "Non-Competition Area" shall be the area that is within a 60-mile radius of the city limits of Austin, Texas and any other cities in which Employee has significant operational responsibilities during the term of hereof.


       It  is  expressly  recognized  and agreed that the covenants set forth in
Section 5 hereof are for the purpose of restricting the activities of the Employee only to the extent necessary for the protection of the legitimate business interests of Company. The Employee hereby agrees that the limitations set forth above on his rights to compete with Company during the term of this Agreement are reasonable and necessary to protect the good will and other business interest of Company and that such covenants do not and will not preclude the Employee from engaging in activities sufficient for the purpose of earning a living.

     In the event that the Employee violates any non-competition covenant set forth above in this Section 5, then, nor withstanding any provision herein to the contrary, the time period specified above for which the non-competition covenants are effective shall be extended day for day for the time period that Employee is in violation of any such covenant.

     Section  6.  Confidential  Information
                  -------------------------

     a. Agreement to Hold Confidential From the date hereof, the Employee shall hold in secrecy for the Company all trade secrets and other confidential information relating to the business and affairs of the Company that have come to his knowledge during his employment, including information concerning costs, profits, markets, sales, business development plans, lists of clients or customers, and other information of a similar nature (such categories of information being referred to herein as "Confidential Information"). In addition, the Employee shall hold in secrecy for Company all trade secrets and other Confidential Information relating to any of Company's business and affairs that have come or may have come to his attention during his attention during his employment with the Company Term. Employee shall not use for his own benefit or disclosure has the prior written authorization of Company.

This confidentiality obligation shall not apply to any of the information which is: ( i ) generally known to the public; ( ii ) obtainable from other sources without restriction; (iii) known by the Employee prior to performing under this Agreement; (iv) known to the recipient prior to disclosure by the Employee;
(v) reasonably necessary to disclose as part of the services to be provided by the Employee under this Agreement; and (vi) required by law, governmental regulation or court order to be disclosed.

b. Delivery of Materials. The Employee shall deliver to Company, at the earlier to occur of the expiration of the term or the termination of the Employee's engagement, all correspondence, memoranda, notes, records, plans, customer lists, product compositions and other documents and all copies thereof, whether in hard copy form or electronically or magnetically stored, made, composed or received by the Employee, solely or jointly with others, that are in the Employee's possession, custody or control and that are related in any manner to the past, present or anticipated business of Company.

Section  7.  Termination.

     a. Date of Termination. Except as set forth in Section 7(b), this Agreement (except for the provisions set forth in Sections 5, 6, 8, 9, 10, 11, and 12) will terminate upon the earliest to occur of ( i ) the death or disability of the Employee, (ii) immediately upon Company's sending Employee written notice that it is terminating Employee for Cause or
          (iii) the expiration of five (5 ) days after Employee has terminated his employment with Company, and provided that Sections 5, 6, 8, 9, 10, 11, and 12 shall survive as set forth without limitation. "Disability," as used in this Section 7, shall be defined to mean the Employee's physical or mental inability to perform his duties hereunder for a period of one hundred eighty days, due to accident, sickness or other disability that prevents the Employee from satisfactorily performing the full scope of his duties hereunder as such duties exist on the date immediately prior to the date the Employee was first absent from work due to such disability. Disability shall be determined by the board of directors of Company based upon the opinion of a licensed physician or physicians selected by the board of director's of Company "Cause", as used in this Section 7, shall include the following:

          (i) Any act of theft or other dishonesty, including, but not limited to, any intentional misapplication of Company's funds or other property;

          (ii) Employee's gross neglect of his duties or Employee's gross negligence in the performance of his duties that is not cured within ten (10) days after receiving written notice from Company; or willful disobedience of a lawful order or directive that is (1) given to Employee by the chairman and chief executive officer, president or the board of directors of Company, and (2) within the scope of Employee's duties;

          (iii)  Employee's  participation   in  an  activity   involving  moral
          turpitude that has a material adverse effect on Company or in a criminal activity;

          (iv) Employee's misappropriation or disclosure to others in competition with Company any Confidential Information of the Company, including investment prospects, analysis or advice, customer lists, plans or other property interests of the Company, and

          (v)  Subject  to  the  Employee's right  to  cure that is set forth in
          Section 9 hereof, Employee's material breach any of the terms of this Agreement.


     In the event the Company breaches a material provision of this Agreement which is not cure within ten (10) days after written notice of the breach of is received by the Company, the Employee may terminate this Agreement by giving written notice to the Company.

     b. Obligations Upon Termination. In the event the Employee's employment with the Company is terminated by Company without Cause, or terminated by Employee due to a default by the Company, Company shall be obligated to continue to pay to the Employee all amounts owing under Section 4 for the balance of the term hereof. In the event the Employee's employment with Company is terminated for Cause by Company, or as a result in Employee's death or disability, or for any reason by Employee, Company's obligations to pay Employee any amounts otherwise payable under Section 4 hereof shall terminate effective on the date of such termination.

     c. Survival of Section 5 and 6. No termination of this Agreement or termination of Employee's employment with Company shall release Employee from the covenants, conditions and obligations set out in Sections 5 and 6 of this Agreement, which covenants, conditions and obligations shall remain in full force and effect.

     Section 8. Limitation of Scope. Should any portion of this Agreement be deemed unenforceable because of the scope, duration or territory encompassed by the undertakings of the Employee hereunder, and only in such event, then the parties consent and agree to such limitation on scope, duration or territory as may be finally adjudicated as enforceable by a court of competent jurisdiction after the exhaustion of all appeals.

     Section 9. Remedies. With respect to each and every breach or violation or threatened breach or violation by the Employee of this Agreement, Company, in addition to all other remedies available at law or in equity including specific performance of the provisions hereof, shall be entitled to enjoin the commencement or continuance thereof and may, without notice to the Employee, apply to any court of competent jurisdiction for entry of an immediate restraining order or injunction; provided, however, that the Employee shall have the right to cure, within ten (10) days of the receipt by Employee of notice from Company thereof, any breach or violation of Section 7 (a) ( ii ) hereof or of any immaterial breach or immaterial violation of the terms and provisions of
Section 5 hereof Company may set-off and apply against any and all amounts owing to the Employee by Company (except for any amounts payable under Section 4 hereof) any damages incurred by Company in connection with any breach or violation of this Agreement, whether such obligations arise on, before or after the date hereof; provided, however, that Company shall not offset any such amounts until any rights that Employee has to cure any breach or violation of this Agreement, which rights are set forth in this Section 9, have expired Company may pursue any of the remedies described herein concurrently or consecutively in any order as to any breach or violation, and the pursuit of one of such remedies at any time will not be deemed an election of remedies or a waiver of the to pursue any of the other of such remedies.

     Section 10. Severability. The provisions of this Agreement are severable and any judicial determination that one or more of such provisions, or any portion thereof, is invalid or unenforceable shall not affect the validity or enforceability of any other provisions, or portions thereof, but rather shall cause this Agreement to first be construed in all respects as if such invalid or unenforceable provisions, or portions thereof, were modified to terms that are valid and enforceable; provided, however, that if necessary to render this Agreement enforceable, it shall be construed as if such invalid or unenforceable provisions, or portions thereof, were omitted.

     Section 11. Successors. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement shall inure to the benefit of and be binding upon Company and its successors and assigns. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

     Section  12.  Miscellaneous.
                   --------------

     a. Governing Laws: Headings: Amendment. This Agreement shall be construed and Interpreted and the rights of the parties construed in accordance with, the laws of the State of Texas. The headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. This Agreement may not be amended or modified other than by written agreement executed by the parties hereto or their respective successors and legal representatives. Venue for all actions hereunder shall be Travis County, Texas.

     b. Notices. All notices or other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If  to  the  Employee:
                                             -----------------------------------
                                             314  Eanes  School  Road
                                             Austin,  Texas  78746

If  to  the  Company:                        2600  Longhorn  Blvd.,  Ste  112
                                             Austin,  Texas  78758

     c.     Prior  Agreement.  This  Agreement  supersedes  any  and all similar
restrictions        applicable  to  Employee pursuant to agreements entered into him  with  Company  or  any  of  its  subsidiaries.

     Section 13. No Inconsistent Obligations. The Employee represents and warrants that he has not previously assumed any obligations inconsistent with the obligations of the Employee pursuant to this Agreement.

     IN WITNESS WHEREOF, the Employee has hereunto set his hand and Company has caused this Agreement to be executed in its name and on its behalf, all as of the day hereinabove first written.

                                             EMPLOYEE:



                                             -----------------------------------
                                             Timothy  T.  Page

                                             COMPANY:

                                             Telecomm.com,  Inc.



                                             By:
                                                --------------------------------
                                                Jesus  O. Aguirre

EXHIBIT  10(a)

                                  TELECOMM.COM

                          Directors' Stock Option Plan


The purpose of this Directors' Stock Option Plan is to promote the long term growth and profitability of Telecomm.com, a Texas corporation (the "Company"), and the value of its Common Stock by providing recognition and compensation to the Outside Directors of the Company for their time, effort and participation in the growth and protection of the Company's business and for their substantial contributions to the success of its business.


II     Definitions

whenever used herein, the following terms shall have the meanings set forth below:

(a) "Board" or "Board of Directors" means the board of directors of the Company.

(b)     "Code"  means  the  Internal  Revenue  Code  of  1986,  as  amended.

(c) "Committee" means a committee designated by the Board which shall consist of not less than two members of the Board.

(d) "Common Stock" shall mean the Common Stock, par value $.O1 per share, of the Company.
(e)     "Company"  means  Telecomm.com.

(f)     "Disability"  means  a  permanent  and  total  disability  as defined in
         Section 22(e)(3) of the Code or, if designated by the Committee, any long-term disability plan adopted by the Company for the benefit of its employees.

(g)     "Effective  Date"  means  October  1,  1999.

(h)      "Exchange Act"  means  the Securities Exchange Act of 1934, as amended.

(i) "Fair Market Value", as of a particular date, means (i) if the shares of Common Stock are then listed or admitted for trading on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System, the last reported sales price or, if no such sale occurred, the average of the closing bid and ask prices, as applicable, of the Common Stock on the last trading day before such date, or (ii) if the shares of Common Stock are not then listed or admitted for trading on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System, such value as the Committee, in its absolute discretion, may determine in good faith.

(j) "Option" means a right or rights granted by the Committee to purchase shares of Common Stock under the Plan.

(k) "Option Shares" means any shares of Common Stock issuable upon exercise of an Option.

(I) "Outside Director" means a member of the Board who is eligible to be granted options hereunder as described in Article V.

(m) "Participant" means an individual to whom an Option is granted under the Plan.

(n) "Plan" - this Directors' Stock Option Plan, as it may be amended and modified from time to time.

(o) "Subsidiary" means a corporation, partnership or other business entity at least 50 percent of whose voting securities are owned, directly or indirectly, by the Company.

III.    Administration
        --------------

(a) Appointment of Committee. The Committee shall consist of at least two members of the Board of Directors. Members of the Committee shall be appointed by and serve at the pleasure of the Board.

(b) Duties and Powers of Committee. The Committee shall administer the Plan in strict accordance with the terms of the Plan and shall not have the discretion to vary, add to or take from the terms of the Plan. Subject to the terms, provisions and conditions of the Plan, the Committee shall have full and final authority in its discretion to determine such rules and regulations as the Committee may deem advisable in the administration of the Plan and the procedures and methods for construing and interpreting the Plan. Actions approved by a majority of all members of the Committee at any meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee without a meeting, shall be valid acts of the Committee. Decisions of the Committee on all matters relating to the Plan shall be in the Committeets sole discretion and shall be conclusive and binding on all parties, including the Company, its stockholders, and the Participants in the Plan.


IV.     Shares  Available  for  the  Plan
        ---------------------------------

Subject to adjustment as provided in Article VI II, the maximum number of shares of Common Stock that may be issued under this Plan shall be 1,500,000 shares. In the event that any outstanding Option for any reason expires or is terminated, the Option Shares allocable to the unexercised portion of such Option may again be subject to an Option under the Plan


V     Participation
      -------------

Participation in the Plan shall be limited to Directors of the Company who are neither common law employees of the Company nor officers, partners or trustees of the Company.


VI.     Options
        -------

Each Option shall be evidenced by a written option agreement, signed by an authorized officer of the Company, which shall contain such terms and conditions not inconsistent with the Plan as the Committee shall determine. All option agreements need not be identical, but shall comply with or incorporate by reference the terms set forth in this Article VI and shall be subject to all other terms and conditions of the Plan. In the event any option agreement is inconsistent with the Plan, the terms of the Plan shall govern the issue in question.

(a) Grant of Options. From and after the Effective Date, each Outside Director shall be granted an Option to purchase 20,000 shares of Common Stock at the time of his or her initial election or appointment to the Board of Directors. In addition, in the event the Company issues additional shares of Common Stock pursuant to the exercise of any Warrants granted to other parties or pursuant to the exercise of Options granted pursuant to the Company's Stock Option Plan, each outside director shall be granted an Option to purchase 10 percent (10%) of the number of shares so issued.


(b) Price. The price per share payable upon the exercise of each Option (the "Exercise Price") shall not be less than 80% of the Fair Market Value of a share of Common Stock on the date the Option is granted.

(c) Exercise of Options. Subject to the other terms and conditions of the Plan, Options granted pursuant to this Plan shall be exercisable in accordance with the following schedule:




           On  or  After  the                   Percentage  of  Total
           Following  Date                      Grant  Exercisable
           ------------------                   ---------------------
     Date  of  Grant                                        30%

     12  months  following  the  date  of  grant            30%

     24  months  following  the  date  of  grant            40%

Options shall be exercisable only by the Participant to whom the Options were granted, or by the Participant's legal guardian or personal representative, if any, in the case of exercised following the death or Disability of the Participant. Options shall be exercised by delivery to the Company of a written notification specifying the number of Option Shares which the Participant then desires to purchase, together with payment for such Option Shares. Payment may be made in the form of (I) cash, certified check or other immediately available funds for the aggregate Exercise Price for such Option Shares, (ii) the exchange of a number of shares of Common Stock owned by the Participant, free and clear of all liens or encumbrances, the Fair Market Value of which at the time of exercise is equal to the aggregate Exercise Price of such shares, and accompanied by executed stock powers and any other documents of transfer requested by the Committee, (iii) the relinquishment of Options to purchase Option Shares which shall be deemed to have a value equal to the aggregate Fair Market Value of the Option Shares issuable upon exercise thereof less the aggregate exercise price for those Option Shares, or (iv) a combination of (i),
(ii), and (iii). No fractional shares may be issued or accepted by the Company with respect to the exercise of an Option.

(d) Terms of Options. Options granted to Participants shall terminate at the time the Participant ceases to be a director of the Company. In addition to the foregoing, no Option granted hereunder shall be exercisable more than ten (10) years after the date of grant.


(e) Restrictions on Transfer. Options granted under the Plan shall not be transferable or assignable or capable of being pledged or otherwise hypothecated in any way, and shall not be subject to execution, attachment or similar process, other than by will or the laws of descent and distribution as specifically permitted hereunder. Any attempted assignment, transfer, pledge, hypothecation or other disposition of an Option contrary to the provisions hereof shall result in the termination of such Option, which termination shall be effective immediately before the attempted assignment, transfer, pledge, hypothecation or other disposition of the Option. Shares delivered upon exercise of an Option shall be subject to such resale restrictions as may be provided by the Committee in the option agreement pertaining to such Option.

VII.     Withholding  Taxes.
         -------------------

The Company may require, as a condition to any grant under the Plan or to the delivery of certificates for Common Stock issued upon the exercise of an Option, that the Participant pay to the Company, in cash, any federal, state or local taxes of any kind required by law to be withheld with respect to any grant of an Option or any delivery of Common Stock upon exercise of an Option. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to a Participant any federal, state or local taxes of any kind required by law to be withheld with respect to any grant of an Option or to the delivery of Common Stock upon exercise of an Option under the Plan.

Subject to Committee approval, a Participant may elect to deliver shares of Common Stock (or have the Company withhold shares acquired upon exercise of an Option) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with a grant under the Plan. Such election must be made on or before the date the amount of tax to be withheld is determined and, if applicable, subject to rules, regulations and interpretations of the Securities and Exchange Commission under Section 16(b) of the Exchange Act. Once made, the election shall be irrevocable. The withholding tax obligation that may be paid by the withholding or delivery of shares may not exceed the Participant's minimum federal, state and local income tax obligations in connection with the grant. The Fair Market Value of the shares to be withheld or delivered will be determined on the date last preceding the date as of which the amount of tax to be withheld is determined.


VIII.     Changes  in  Capital  Structure.  Reorganizations.  Merger.  Etc.
          -----------------------------------------------------------------

               (a) Company's Power to Change Structure. Reorganize. Merge etc. The existence of outstanding Options shall not affect in any way the right or power of the Company or its stockholders to declare or distribute any stock dividend or to make or authorize any recapitalization, reorganization, merger, split-up, combination or other change in the Company's capital structure or its business, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise. Except as expressly provided herein, no such corporate act or the issuance of securities by the Company shall affect any Options outstanding under the Plan.

               (b) Effect of Recapitalization or Similar Transaction. In the event of any change in the total number of outstanding shares of equity securities of the Company by reason of any stock dividend, stock split, recapitalization, or similar transaction in which there is a distribution of equity securities of the Company for substantially below their Fair Market Value, then (i) the number, class and per share price of shares of Common Stock subject to outstanding Options shall be appropriately adjusted in such manner as to entitle a Participant to receive upon exercise of an Option, for the same aggregate Exercise Price, the same total number and class of equity securities as he would have received had he exercised his Option in full immediately prior to the event requiring the adjustment: and (ii) the number and class of equity securities then reserved for issuance under the Plan shall be adjusted by substituting, for the total number and class of shares of Common Stock then reserved for issuance under the Plan, that number and class of shares of equity securities that would have been received by the owner of the number of shares of Common Stock then available to be issued under the Plan.

               (c) Effect of Dissolution. Liquidation. Reorganization or other Transaction in which the Company is not the Survivor. Upon the dissolution or liquidation of the Company, the sale of all or substantially all of the Company's assets, or the occurrence of any merger, consolidation, reorganization, or other transaction in which the Company is not the surviving corporation, then in the absolute discretion of the Committee, (i) all Options outstanding under the Plan shall be assumed by the successor, remaining, or surviving corporation, or new options shall be substituted for such Options, or
          (ii) all Options which are then exercisable, or all Options outstanding under the Plan, regardless of whether such Options otherwise would be exercisable, shall be exercisable for a period of 15 days immediately prior to such event and, after the Participant has been afforded the opportunity to exercise such Options as aforesaid and to the extent that such Options are not timely exercised during such period, the terms and provisions of this Plan and any option agreement entered into hereunder will terminate and the related Options will terminate.


IX.       Compliance  with  Law  and  Approval  of  Regulatory  Bodies.
          -------------------------------------------------------------

Notwithstanding any other provision of this Plan or of any option agreement, the Company shall be under no obligation and shall not issue shares or, in the case of treasury shares, transfer shares under this Plan, except in compliance with all applicable federal and state laws and regulations and in compliance with rules of any stock exchanges or listing organizations with which the Company's shares may be listed. The determination as to whether the issuance or transfer of shares under this Plan is in compliance with applicable federal and state laws and regulations and rules of stock exchanges and listing organizations shall be made solely by the Committee.
     (a) Use of Restrictive Legends. My certificate issued to evidence shares issued upon the exercise of an Option may bear such legends and statements as the Committee shall deem advisable to assure compliance with federal and state laws and regulations.

     (b) Representation of Investment Intent. Any Participant receiving an Option and any Participant or other person exercising an Option may be required by the Committee to give a written representation that the Option and the shares subject to the Option will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its sole discretion, may release any person receiving an Option from any such representations either prior to or subsequent to the exercise of an Option granted pursuant to this Plan.


     (c) Representation of Ownership. In the case of the exercise of an Option by a person or estate acquiring the right to exercise such Option by bequest or inheritance or by reason of the death or Disability of a Participant, the Committee may require reasonable evidence as to the ownership of such Option or the authority of such person and may require such consents and releases of taxing authorities as the Committee may deem advisable.


X.    Rights  as  a  Stockholder.
      ---------------------------

The holder of an Option shall have no rights as a stockholder with respect to any Option Shares until the date a stock certificate is issued to him or her after the exercise of the Option. No adjustment shall be made for dividends (ordinary or extraordinary) whether in cash, securities or other property, or distributions, or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Article
VIII.

XI.    Amendment.  Suspension  or  Termination  of  Plan.
       --------------------------------------------------

The Board of Directors may at any time terminate or from time to time amend or suspend this Plan; provided, however, that (i) no such amendment shall alter or impair the number of shares, exercise price or duration of any Option theretofore granted to a Participant under this Plan without the consent of the affected Participant, and (ii) no amendment shall become effective without prior approval of the stockholders of the Company if such approval would be required for continued compliance with Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Board of Directors may not, without further approval of the stockholders of the Company, amend the Plan to:

     (a) materially increase the total number of shares of Common Stock which may be made the subject of Options to be granted under the Plan, either in the aggregate or to an individual Participant, except as provided in
     Article  VIII;

     (b)  change  the  manner  of  determination  of  the  Exercise  Price;

     (c) extend the maximum period during which Options may be granted or exercised; or

     (d) materially modify the requirements as to eligibility for participation in the Plan.


XII.   Commencement  Date:  Termination  Date.
       ---------------------------------------

The date of commencement of this Plan shall be October 1, 1999. No Options shall be issued under the Plan after the close of business on September 30, 2011. The Plan was adopted by the Board on December 29, 1999. and was approved by the Company's stockholders on December 29, 1999. The terms set forth herein constitute all of the terms and provisions of the Plan until further amended pursuant to Article Xl.

EXHIBIT  10(b)

                                  TELECOMM.COM

                                Stock Option Plan

I.     Purpose
       -------

The purpose of this Plan is to promote the long-term growth and profitability of Telecomm.com ("Telecomm") and its Subsidiaries and the value of its Common Stock by (i) providing employees of Telecomm with increased incentive to contribute to the success of Telecomm and (ii) enabling Telecomm to attract, retain and reward persons of exceptional skill for positions of substantial responsibility.


II.     Definitions
        -----------

Whenever used herein, the following terms shall have the meanings set forth below:

"Board"  or  "Board  of  Directors"  means  the  board of directors of Telecomm.

"Code"  means  the  Internal  Revenue  Code  of  1986,  as  amended.
     "Committee" means a committee of at least two members of the Board of Directors designated by the Board to administer this Plan
"Common Stock' shall mean the Common Stock, par value $.O1 per share1 of Telecomm. "Disability" means a permanent and total disability as defined in
     Section  22(e)(3)  of  the  Code  or  as otherwise defined by the Committee

     "Fair Market Value", as of a particular date, means (i) if the shares of Common Stock are then listed or admitted for trading on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System, the last reported sales price of the Common Stock on such date or, if no such sale occurred, the average of the closing bid and ask prices, as applicable, of the Common Stock on the last trading day before such date, or (ii) if the shares of Common Stock are not then listed or admitted for trading on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System, such value as the Committee, in its discretion, may determine in good faith.

     "Incentive  Stock  Option" means an Option conforming to the requirement of
     Section  422  of  the  Code.

     "Non qualified Stock Option" means any Option other than an Incentive Stock Option. "Option" means a right or rights granted by the Committee to purchase shares of Common Stock under the Plan.

     "Option Agreement means an agreement approved by the Committee pursuant to which an Option is granted under this Plan.

     "Option Shares" means any shares of Common Stock issuable upon exercise of an Option.

     "Participant means an individual to whom an Award is granted under the Plan.

     "Plan" means this Telecomm.com Stock Option Plan as it may be amended from time to time.

     "Retirement" means termination of a Participant's employment with Telecomm because of the Participants retirement at or after such Participants earliest permissible retirement date pursuant to and in accordance with the regular retirement plan or practice of Telecomm.

     "Subsidiary" means a corporation, partnership or other business entity at least 50 percent of whose voting securities are owned, directly or indirectly, by Telecomm.

     "Effective  Date"  means  October  1,  1999.



Ill.    Administration
        --------------

3.1 Appointment of Committee. The Board of Directors may appoint any two or more of its members to serve as the Committee to administer the Plan; provided, however, that in its sole discretion, the Board of Directors may act as the Committee.

3.2 Duties and Powers of Committee. Subject to the terms, provisions and conditions of the Plan, the Committee shall have full and final authority in its discretion to, among other things, determine

(i)      the  persons  to  whom  Options  are  to  be  granted.

(ii)     the  number  of  shares  subject  to  Options;

(iii)    the  time  or  times  at  which  Options  will  be  granted;

(iv)     the  exercise  price  of  shares  subject  to  Options;




(v) the time or times at which Options become exercisable and the duration of the exercise period;

(vi) the provisions and forms of any Option Agreement or other instrument evidencing an Option granted under the Plan;

(vii) whether shares of Common Stock which are subject to Options will be subject to any restrictions on transfer after the exercise of the Options;

(viii) such rules and regulations as the Committee may deem advisable in the administration of the Plan; and

(ix) the procedures and methods for construing and interpreting the Plan. Actions approved by a majority of all members of the Committee at any meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee without a meeting, shalt be valid acts of the Committee. Decisions of the Committee on all matters relating to the Plan shall be in the Committee's sole discretion and shall be conclusive and binding on all parties, including Telecomm, its stockholders, and the Participants in the Plan.


IV.   Shares  Available  for  the  Plan

4.1 Total Shares Available. Subject to the provisions of Article VIII hereof, the maximum number of shares of Common Stock which may be issued pursuant to the exercise of Options under this Plan initially shall be five million (5,000,000) shares. If any Option for shares of Common Stock granted to a Participant lapses, expires or is cancelled, surrendered or exchanged, or is otherwise terminated without having been fully exercised, the Committee may, subject to the overall limitations stated above, again make such Options available for grant hereunder (to the same or to a different Participant). For purposes of calculating the maximum number of shares of Common Stock which may be issued under the Plan:

          (1) All shares issued (including shares, if any, withheld for tax withholding requirements) shall be counted when cash is used as full payment for shares issued upon the exercise of an Option;

          (2) Only the net shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when shares of Common Stock are used as full or partial payment for shares issued upon the exercise of an Option.

                                       -3-
4.2 Source of Shares Available to be Issued. The shares of Common Stock to be delivered upon the exercise of Options shall be made available either from the authorized but unissued shares of Common Stock or from shares of Common Stock held by Telecomm as treasury shares. Shares of Common Stock with respect to which an Option is exercised shall not again be available for grant as an Option under this Plan.


V.     Participation
       -------------

Participation in the Plan shall be limited to those employees of Telecomm who are believed by the Committee to be in a position to make a substantial contribution to the success of Telecomm.

Options may be granted to such persons and for such number of shares as the Committee shall determine. The grant of any type of Option hereunder in any one year to an eligible person shall neither guarantee nor preclude a further grant of an Option to such person in that year or in any subsequent year.


VI.     Options
        -------

Subject to the provisions hereof, the Committee may from time to time grant Incentive Stock Options, Nonqualified Stock Options, or any combination thereof to persons eligible to participate in the Plan. Each Option shall be evidenced by a written option agreement, signed by an authorized officer of Telecomm, which shall contain such terms and conditions not inconsistent with the Plan as the Committee shall determine. All option agreements need not be identical, but shall comply with or incorporate by reference the terms set forth in this
Article VI and shall be subject to all other terms and conditions of the Plan. In the event any option agreement is inconsistent with the Plan, the terms of the Plan shall govern the issue in question.

6.1 Price. The price per share deliverable upon the exercise of each Option ("exercise price") shall not be less than 80% of the Fair Market Value on the date the Option is granted.

     6.2 Exercise of Options. Options shall be exercisable only by the Participant to whom the Options were granted, or by the Participant's legal guardian or personal representative, if any, in the case of exercise following the death or Disability of the Participant as provided in Section
     11.3. Options shall be exercised by delivery to Telecomm of a written notification specifying the number of Option Shares which the Participant then desires to purchase, together with payment for such Option Shares. Payment may be made in the form of (i) cash, certified check or other immediately available funds for the aggregate exercise price for such Option Shares, (ii) the exchange of a number of shares of Common
     Stock owned by the Participant, free and clear of all liens or encumbrances, the Fair Market Value of which at the time of exercise is equal to the aggregate exercise price of such Option Shares, and accompanied by executed stock powers and any other documents of transfer requested by the Committee; or (iii) a combination of (i) and (ii). No fractional shares may be issued or accepted by Telecomm with respect to the exercise of an Option. Options may be exercisable in installments (which may be cumulative or non-cumulative or subject to acceleration) during the terms of an Option as may be determined by the Committee at the date of grant. Currently, these options vest and become exercisable over four years (25% per year) beginning on the first anniversary of the date of grant. The exercise price of the options is 80% of the fair market value of the common stock on the date of grant, and the number of shares awarded is calculated by dividing the designated bonus amount by 20% of the fair market value of the common stock on the date of grant.

     6.3 Form of Option. Each option agreement shall specify whether the Option evidenced by such Option agreement is an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding such designation in an option agreement, in the event an Option which is designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option under Section 422 of the Code, then such Option shall be deemed to be a Nonqualified Stock Option.

6.4 Terms of Options. The term during which each Option may be exercised shall be determined by the Committee, but in no event shall an Option be exercisable in whole or in part more than ten years from the date it is granted.

          All rights to purchase Option Shares pursuant to an Option shall, unless sooner terminated, expire at the date or dates designated by the Committee. The Committee shall determine the date on which each Option shall become exercisable and may provide that an Option / shall become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirement as may be designated by the Committee.

6.5  Restrictions  on Transfer.   Options  granted  under  the Plan shall not be
     transferable or assignable or capable of being pledged or otherwise hypothecated in any way, and shall not be subject to execution, attachment or similar process, other than by will or the laws of descent and distribution as specifically permitted hereunder. Any attempted assignment, transfer, pledge, hypothecation or other disposition of an Option contrary to the provisions hereof shall result in the termination of such Option, which termination shall be effective immediately before the attempted assignment, transfer, pledge, hypothecation or other disposition of the Option. Option Shares delivered upon exercise of an Option shall be subject to such resale restrictions as may be provided by the Committee in the Option Agreement pertaining to such Option.







     6.6 Limitations on Grants. If required by the Code at the time of grant, to the extent that the aggregate Fair Market Value of Common Stock (determined as of the grant date) with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of Telecomm) exceeds $500,000, such Options shall be treated as Nonqualified Stock Options. The foregoing sentence shall be applied by taking Incentive Stock Options into account in the order in which they were granted.


     VII.  Withholding  Taxes
           ------------------

     Telecomm may require, as a condition to any Option under the Plan or to the delivery of certificates for Common Stock issued hereunder, that the Participant pay to Telecomm, in cash, any federal, state or local taxes of any kind required by law to be withheld with respect to the award of any Option or any delivery of Common Stock upon exercise of an Option. Telecomm, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to a Participant any federal, state or local taxes of any kind required by law to be withheld with respect to any grant of an Option or to the delivery of Common Stock upon exercise of an Option under the Plan.

     Subject to Committee approval, a Participant may elect to deliver shares of Common Stock (or have Telecomm withhold shares acquired upon exercise of an Option) to satisfy, in whole or in part, the amount Telecomm is required to withhold for taxes in connection with award of an Option under the Plan. Such election must be made on or before the date the amount of tax to be withheld is determined and, once made, the election shall be irrevocable. The withholding tax obligation that may be paid by the withholding or delivery of shares may not exceed the Participant's minimum federal, state and local income tax obligations in connection with the exercise of the Option. The Fair Market Value of the Common Stock to be withheld or delivered will be the Fair Market Value on the date last preceding the date the amount of tax to be withheld is determined.


VIII.  Changes  in  Capital  Structure.  Reorganizations,  Merger,  Etc.
       -----------------------------------------------------------------

8.1 Telecomm' Power to Change Structure. Reorganize. Merge, etc. The existence of outstanding Options shall not affect in any way the right or power of Telecomm or its stockholders to declare or distribute any stock dividend or to make or authorize any recapitalization, reorganization, merger, split-up, combination or other change in Telecomm's capital structure or its business, or the dissolution or liquidation of Telecomm or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise. Except as expressly provided herein, no such corporate act or the issuance of securities by Telecomm shall affect any Options outstanding under the Plan.



8.2 Effect of Recapitalization or Similar Transaction. In the event of any change -in the total number of outstanding shares of equity securities of Telecomm by reason of any stock dividend, stock split, recapitalization, or similar transaction in which there is a distribution of equity securities of Telecomm for substantially below their Fair Market Value, then (i) the number, class and per share price of shares of Common Stock subject to outstanding Options shall be appropriately adjusted in such manner as to entitle a Participant to receive upon exercise of an Option, for the same aggregate exercise price, the same total number and class of equity securities as the Participant would have received had the Participant exercised his or her Option in full immediately prior to the event requiring the adjustment; and (ii) the number and class of equity securities then reserved for issuance under the Plan shall be adjusted by substituting for the total number and class of shares of Common Stock then reserved that number and class of shares of equity securities that would have been received by the owner of an equal number of outstanding shares of Common Stock as a result of the event requiring the adjustment.

8.3 Effect of Dissolution. Liquidation. Reorganization or other Transaction in which Telecomm is not the Survivor. Upon the dissolution or liquidation of Telecomm, the sale of all or substantially all of Telecomm' assets, or the occurrence of any merger1 consolidation, reorganization, or other transaction in which Telecomm is not the surviving corporation, then in the absolute discretion of the Committee) (i) new Options shall be substituted for outstanding Options in accordance with and to the extent permitted by
     Section 424(a) of the Code in order to preclude any modification of such Options which would be considered to be the grant of new Options, or (ii) all Options which are then outstanding under the Plan, regardless of whether such Options otherwise would be exercisable, shall be exercisable for a period of 15 days immediately prior to such event and, after the Participants have been afforded the opportunity to exercise such Options as aforesaid and to the extent that such Options are not timely exercised during such period, the terms and provisions of this Plan and any Option agreement granted hereunder will no longer continue in effect, and the Options shall terminate.

IX.  Compliance  with  Law  and  Approval  of  Regulatory  Bodies
     ------------------------------------------------------------

Notwithstanding any other provision of this Plan or of any Option agreement, Telecomm shall be under no obligation and shall not issue shares or, in the case of treasury shares, transfer shares under this Plan, except in compliance with all applicable federal and state laws and regulations and in compliance with rules of any stock exchanges or listing organizations with which Telecomm's shares may be listed. The determination as to whether the issuance or transfer of shares under this Plan is in compliance with applicable federal and state laws and regulations and rules of stock exchanges and listing organizations shall be made solely by the Committee.

9.1 Use of Restrictive Legends. Any certificate issued to evidence shares issued upon the exercise of an Option may bear such legends and statements as the Committee shall deem advisable to assure compliance with federal and state laws and regulations.


9.2 Representation of Investment Intent. Any Participant receiving an Option and any Participant or other person exercising an Option may be required by the Committee to give a written representation that the Option and the Option Shares will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its sole discretion, may release any person receiving an Option from any such representations either prior to or subsequent to the exercise of an Option granted pursuant to this Plan.

9.3 Representation of Ownership. In the case of the exercise of an Option by a person or estate acquiring the right to exercise such Option by bequest or inheritance or by reason of the death or Disability of a Participant, the Committee may require reasonable evidence as to the ownership of such Option or the authority of such person and may require such consents and releases of taxing authorities as the Committee may deem advisable.


Rights  as  a  Stockholder
--------------------------

The holder of an Option shall have no rights as a stockholder with respect to any shares covered by the Option until the date a stock certificate is issued to him or her after the exercise of the Option. No adjustment shall be made for dividends (ordinary or extraordinary) whether in cash, securities or other property, or distributions, or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Article
VIII. Any Option Shares shall be subject to such restrictions, including, without limitation, restrictions on transfer that the Committee deems to be appropriate.


Xl.   Termination  of  Employment
      ---------------------------

11.1 Change of Employment Status. No Option shall be affected by any change of duties or position of a Participant (including transfer to or from a Subsidiary) so long as such Participant continues to be an employee of Telecomm or a Subsidiary. Nothing in this Plan or in any Option granted hereunder shall confer upon any Participant any right to continue in the employ of Telecomm or any Subsidiary, and Telecomm's right to terminate the employment of a Participant at any time for any reason shall not be diminished or affected because an Option was granted to the Participant.

11.2 Termination other than Because of Death. Disability or Cause. If a Participant who is an employee of Telecomm or a Subsidiary ceases to be an employee for any reason, other than by reason of the death or Disability of the Participant, then all Options held by such Participant which are not exercisable when the Participant ceases to be an employee shall terminate. All Options which are exercisable when the Participant ceases to be an employee must be exercised prior to the earlier of (i) the expiration date of the Option, or (ii) the date occurring 90 days after the date on which the Participant ceases to be an employee of Telecomm or a Subsidiary. This date may be changed by the discretion of the Board of Directors.




11.3 Termination Because of Death or Disability. If a Participant dies or suffers a Disability while he or she is an employee of Telecomm or a Subsidiary, Options which are not exercisable at the date of death or termination due to Disability shall terminate and Options which are exercisable on the date of death or termination due to Disability of such Participant may be exercised by the Participant, by his or her personal representative or by his or her other lawful successor to the extent that such Options could have been exercised by the deceased or disabled Optionee immediately prior to his or her death or Disability. Notwithstanding the foregoing, upon termination of an Optionee's employment by reason of death or disability, the following provisions shall apply:

     (i) In the event the Optionee's termination of employment is due to death, the Option to the extent exercisable upon the date of the Optionee's death, shall be exercisable for a period equal to the earlier to occur of twelve months after the date of death or six months following the date of issuance of Letters Testamentary or Letters of Administration to the executor or administrator of the estate of the deceased Optionee.


     (ii) In the case the Optionee's employment is terminated due to Disability, the Option to the extent exercisable as of the date of termination due to Disability, shall be exercisable for a period of one year from the date of termination.

11.4 Termination for Cause. Notwithstanding any other provisions set forth herein, if an Optionee shall (a) commit any act of malfeasance or wrongdoing affecting Telecomm or any Subsidiary of Telecomm, (b) breach any covenant not to compete or employment contract with Telecomm or any Subsidiary of Telecomm or
(c)  engage  in  conduct  that  would warrant the Optionee's discharge for cause
(excluding the general dissatisfaction with the performance of the Optionee's duties but including any act of disloyalty or any conduct clearly tending to bring discredit upon Telecomm or any Subsidiary of Telecomm) any unexercised portion of an Option granted to such Optionee shall immediately terminate and become void.



XII.   Amendment.  Suspension  or  Termination  of  Plan
       -------------------------------------------------

The Board of Directors may at any time terminate or from time to time amend or suspend this Plan; provided, however, that (i) no such amendment shall alter or impair any of the rights or obligations under any Option theretofore granted to a Participant under this Plan without the consent of the affected Participant, and (ii) no amendment shall become effective without prior approval of the stockholders of Telecomm if such approval would be required for continued compliance with Section 422 of the Code. Notwithstanding the foregoing, the Board of Directors may not, without further approval of the stockholders of Telecomm, amend the Plan to:



          (1) materially increase the total number of shares of Common Stock which may be made the subject of Options to be granted under the Plan, either in the aggregate or to an individual Participant, except as provided in Article X;

          (2)  materially   modify   the   requirements  as  to  eligibility for
               participation in  the  Plan.


XIII.   Termination  Date
        -----------------

The date of commencement of the Plan shall be October 1, 1999. Unless previously terminated, no Options shall be issued under the Plan after the close of business on September 30, 2011. The Plan was adopted by the Board on December 29, 1999 and approved by Telecomm's stockholders December 29, 1999. The terms set forth herein constitute all of the terms and provisions of the Plan until further amended pursuant to Article XII.

EXHIBIT  22

[INSERT  ARTICLES  OF  INCORPORATION  FOR  CAPITAL  CABLE  AND  WIRE  HERE]